     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 9, 1999



                                                      REGISTRATION NO. 333-71859

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        BIG FLOWER PRESS HOLDINGS, INC.

             (Exact Name of Registrant as Specified in its Charter)

                           DELAWARE                                                       13-3768322
               (State or Other Jurisdiction of                               (I.R.S. Employer Identification No.)
                Incorporation or Organization)

                            ------------------------

                               3 EAST 54TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 521-1600
  (Address, including Zip Code, and Telephone Number, including Area Code, of
                   Registrant's Principal Executive Offices)
                         ------------------------------

                             MARK A. ANGELSON, ESQ.
                 EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND
                      SECRETARY OF THE BOARD OF DIRECTORS
                        BIG FLOWER PRESS HOLDINGS, INC.
                               3 EAST 54TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 521-1600
 (Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)
                         ------------------------------

                                   COPIES TO:

                         ROBERT E. BUCKHOLZ, JR., ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                        PROPOSED MAXIMUM    PROPOSED MAXIMUM       AMOUNT OF
             TITLE OF EACH CLASS OF                    AMOUNT TO         OFFERING PRICE        AGGREGATE          REGISTRATION
           SECURITIES TO BE REGISTERED               BE REGISTERED        PER UNIT(1)      OFFERING PRICE(1)         FEE(2)
8 5/8% Senior Subordinated Notes
  due December 1, 2008...........................     $250,000,000           $1,025           $256,250,000         $71,237.50

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f); the proposed maximum offering price is based on the average of the bid and asked prices of the notes on February 3, 1999.

(2) Previously paid.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                               OFFER TO EXCHANGE

             $250,000,000 8 5/8% SENIOR SUBORDINATED NOTES DUE 2008
                        WHICH HAVE BEEN REGISTERED UNDER
                           THE SECURITIES ACT OF 1933

                                      FOR

   [LOGO]

                          ALL OUTSTANDING UNREGISTERED
                   8 5/8% SENIOR SUBORDINATED NOTES DUE 2008
                        BIG FLOWER PRESS HOLDINGS, INC.


THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON MAY 14, 1999
                                UNLESS EXTENDED.


                           BIG FLOWER PRESS--

                           - issued $250,000,000 aggregate principal amount of its unregistered 8 5/8% senior subordinated notes due December 1, 2008 on December 9, 1998, and will exchange them as described in this prospectus for an equal amount of registered exchange notes having the same terms.

                           THE EXCHANGE NOTES--

                           -  have a stated maturity of December 1, 2008;

                           - will receive interest payments on each January 1 and July 1, commencing July 1, 1999;

                           - may be redeemed on or after December 1, 2003 by Big Flower Press;

                           - may be redeemed in part, up to 35% of the issue, until December 1, 2001 with the net proceeds from issuances of equity interests of Big Flower Press;

                           - may also be redeemed if Big Flower Press undergoes a change of control prior to December 1, 2003;

                           - will be unsecured and subordinated to all existing and future senior debt of Big Flower Press;

                           -  will be effectively subordinated to all
                              liabilities of Big Flower Press' subsidiaries, including trade payables;

                           - will rank equally with the $350,000,000 aggregate principal amount of Big Flower Press' 8 7/8% senior subordinated notes due 2007 that are currently outstanding;

                           -  currently have no public market; and

                           - will not be listed on any national securities exchange.

 INVESTING IN THE EXCHANGE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

 NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                  The date of this prospectus is April 9, 1999

                      REFERENCES TO ADDITIONAL INFORMATION

    This prospectus incorporates important business and financial information about Big Flower Press from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this prospectus (other than certain exhibits to those documents) by requesting them in writing or by telephone from us at the following address:

       Big Flower Press Holdings, Inc.
       3 East 54th Street
       New York, New York 10022
       Attention: Irene B. Fisher, Esq.
       Telephone: (212) 521-1600


    YOU WILL NOT BE CHARGED FOR ANY OF THESE DOCUMENTS THAT YOU REQUEST. IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY MAY 7, 1999 IN ORDER TO RECEIVE THEM BEFORE THE EXCHANGE OFFER EXPIRES ON MAY 14, 1999.


    Financial and other information relating to Big Flower Press is contained in this prospectus, including "Selected Financial Data" on page 7.

             See "Where You Can Find More Information" on page 58.

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL BIG FLOWER PRESS ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF PRIVATE NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER WOULD CONTRAVENE SECURITIES OR BLUE SKY LAWS.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS. IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. WE URGE YOU TO READ CAREFULLY THE ENTIRE PROSPECTUS, THE DOCUMENTS INCORPORATED IN THIS PROSPECTUS BY REFERENCE AND THE OTHER DOCUMENTS TO WHICH THIS PROSPECTUS REFERS, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS OF BIG FLOWER PRESS, AND THE NOTES TO SUCH FINANCIAL STATEMENTS (COLLECTIVELY, THE "CONSOLIDATED FINANCIAL STATEMENTS") INCORPORATED IN THIS PROSPECTUS BY REFERENCE.

                                BIG FLOWER PRESS

    Big Flower Press was incorporated in Delaware in 1993. Our operations are conducted through several subsidiaries. In 1997, we became a wholly-owned subsidiary of Big Flower Holdings, Inc. as a result of a holding company reorganization. We are a leading advertising and marketing services company with four business segments: insert advertising and newspaper services, direct marketing services, digital services, and specialty products and commercial printing.

    - Through Treasure Chest Advertising Company, Inc., we produce more than 30 billion multi-page advertising inserts for leading regional and national retailers. We also produce Sunday magazines, TV listing guides and special supplements for over 300 newspapers in the United States.

    - Through Webcraft, Inc., we offer personalized direct mail advertising products. These are mailed to targeted individuals selected through the use of computer databases. These databases can include information derived from recent purchases by individuals.

     We also offer ancillary services such as database management and response fulfillment. Database management includes the creation of computer databases and manipulation of customer databases to facilitate targeting of direct mail. Response fulfillment is the provision of telemarketing or internet services to facilitate consumer response to direct mail advertising.

     Through acquisitions, we have expanded our services to include data analysis, telemarketing, response fulfillment and digitized print-on-demand. Digitized print-on-demand is the creation of customized computer-generated images of products reflecting individual customer preferences which are then delivered to the customer by direct mail. The primary customers of Webcraft's direct marketing products and services are consumer goods manufacturers, financial institutions, non-profit organizations and government agencies.

    - Our third business segment is conducted through Big Flower Digital Services, Inc.. We offer an array of digital image management and software management services principally through our two primary subsidiaries in this segment: Laser Tech Color, Inc., the image management unit, and Columbine JDS Systems, Inc., the software management group.

      -- Laser Tech's core competency is premedia, or the digital process of preparing graphics and text for a wide variety of advertising impressions for outdoor billboards, magazine advertisements, Websites, CD-Rom and consumer packages. In addition to preparation, Laser Tech transmits and archives these advertising materials on behalf of its customers which include advertising agencies, consumer packaging companies, retail advertisers and commercial products manufacturers.

      -- Columbine is a leading provider of computer software systems that support the buying and selling of advertising time. Primary customers include advertising agencies, cable operators and satellite and terrestrial broadcasters both in the United States and internationally.

    - Our fourth and smallest business segment, specialty products and commercial printing, is also conducted through Webcraft. This segment includes commercial printing, the production of specialty chemicals, adhesives and coatings, and the production of fragrance samplers. We are placing less emphasis on this segment and plan to reallocate the assets associated with this segment.

                               THE EXCHANGE OFFER


The exchange offer...........................  We are offering to exchange

                                                   - $1,000 principal amount of our
                                                   registered 8 5/8% senior subordinated
                                                     notes due December 1, 2008, which we
                                                     refer to as exchange notes,

                                               for

                                                   - each $1,000 principal amount of our
                                                     unregistered 8 5/8% senior subordinated
                                                     notes due December 1, 2008, which we
                                                     refer to as private notes.

                                               We sometimes will refer to the exchange notes
                                               and the private notes together as the notes.
                                               Currently, $250,000,000 aggregate principal
                                               amount of private notes are outstanding.

Expiration date..............................  The exchange offer will expire at 5:00 p.m.,
                                               New York City time, on May 14, 1999, unless
                                               we extend it. In that case the phrase
                                               "expiration date" will mean the latest date
                                               and time to which we extend the exchange
                                               offer. We will issue exchange notes on the
                                               expiration date or as soon as possible after
                                               that date.

Procedures for participating in the exchange
  offer......................................  If you wish to participate in the exchange offer, you must complete, sign and date an
                                               original or faxed letter of transmittal in
                                               accordance with the instructions contained in
                                               the letter of transmittal accompanying this
                                               prospectus. Then you must mail, fax or
                                               deliver the completed letter of transmittal,
                                               together with the notes you wish to exchange
                                               and any other required documentation to State
                                               Street Bank and Trust Company, which is
                                               acting as exchange agent. Its address appears
                                               on the letter of transmittal. By signing the
                                               letter of transmittal, you will represent to
                                               and agree with Big Flower Press that,

                                               - you are acquiring the exchange notes in the
                                                 ordinary course of your business,

                                               - you have no arrangement or understanding
                                               with anyone to participate in a distribution
                                                 of the exchange notes, and

                                               - you are not an "affiliate," as defined in
                                               Rule 405 under the Securities Act, of Big
                                                 Flower Press.

                                               If you are a broker-dealer that will receive
                                               exchange notes for your own account in
                                               exchange for private notes that you acquired
                                               as a result of your market-making or other
                                               trading activities, you will be required to
                                               acknowledge in the letter of transmittal that
                                               you will deliver a prospectus in connection
                                               with any resale of such exchange notes.

Resale of exchange notes.....................  We believe that you can resell and transfer your exchange notes without registering them
                                               under the Securities Act and delivering a
                                               prospectus, if you can make the same three
                                               representations that appear above under the
                                               heading "Procedures for participating in the
                                               exchange offer." But, our belief is based on
                                               interpretations of the SEC for other exchange
                                               offers that the SEC expressed in some of
                                               SEC's no-action letters to other issuers in
                                               exchange offers like ours.

                                               We cannot guarantee that the SEC would make a
                                               similar decision about this exchange offer.
                                               If our belief is wrong, or if you cannot
                                               truthfully make the representations mentioned
                                               above, and you transfer any exchange note
                                               issued to you in the exchange offer without
                                               meeting the registration and prospectus
                                               delivery requirements of the Securities Act,
                                               or without an exemption from such
                                               requirements, you could incur liability under
                                               the Securities Act. We are not indemnifying
                                               you for any such liability.

                                               A broker-dealer can only resell or transfer
                                               exchange notes if it will deliver a
                                               prospectus.
Special procedures for beneficial owners.....  If your private notes are held through a broker, dealer, commercial bank, trust
                                               company or other nominee and you wish to
                                               surrender such notes, you should contact your
                                               intermediary promptly and instruct it to
                                               surrender your notes on your behalf.

Guaranteed delivery procedures...............  If you cannot meet the expiration date deadline, or you cannot deliver your private
                                               notes, the letter of transmittal or any other
                                               documentation on time, then you must
                                               surrender your private notes according to the
                                               guaranteed delivery procedures appearing
                                               below under "The Exchange Offer-- Guaranteed
                                               Delivery Procedures."
Acceptance of your private notes and
  delivery of the exchange notes.............  We will accept for exchange any and all private notes that are surrendered in the
                                               exchange offer prior to the expiration date
                                               if you comply with the

                                               procedures of the offer. The exchange notes
                                               will be delivered as soon as practicable
                                               after the expiration date.

Withdrawal rights............................  You may withdraw the surrender of your private notes at any time prior to the
                                               expiration date.

Certain federal income tax considerations....  You will not have to pay federal income tax as a result of your participation in the
                                               exchange offer.

Exchange agent...............................  State Street Bank and Trust Company is
                                               serving as the exchange agent in connection
                                               with the exchange offer. State Street Bank
                                               and Trust Company also serves as trustee
                                               under the indenture and the indenture for our
                                               existing 8 7/8% notes.

Failure to exchange private notes
  will adversely affect you..................  If you are eligible to participate in this exchange offer and you do not surrender your
                                               private notes as described in this
                                               prospectus, you will not have any further
                                               registration or exchange rights. In that case
                                               your private notes will continue to be
                                               subject to restrictions on transfer. As a
                                               result of such restrictions and the
                                               availability of registered exchange notes,
                                               the private notes are likely to be a much
                                               less liquid security than before.

                                               Neither the General Corporation Law of the
                                               State of Delaware nor the indenture relating
                                               to the notes, gives you any appraisal or
                                               dissenters' rights or any other right to seek
                                               monetary damages in court if you do not
                                               participate in the exchange offer.

                               THE EXCHANGE NOTES

    The exchange notes have the same financial terms and covenants as the private notes, which are as follows:

Issuer..........................  Big Flower Press Holdings, Inc.

Securities offered..............  $250,000,000 principal amount of 8 5/8% senior subordinated notes due 2008.

Maturity........................  December 1, 2008.

Interest rate...................  8 5/8% per year.

Interest payment dates..........  January 1 and July 1, beginning on July 1, 1999. Interest began accruing from December 9, 1998, when we first issued the private notes.

Ranking.........................  The exchange notes will be unsecured senior subordinated obligations of Big Flower Press and will rank junior to
                                  our

                                  existing and future senior debt. We are a holding company
                                  and, as a result, the exchange notes will be effectively
                                  subordinated to all liabilities of our subsidiaries,
                                  including trade payables. See "Risk Factors" and
                                  "Description of the Exchange Notes-- Subordination" for
                                  further information regarding the subordination provisions of the indenture and the levels of outstanding
                                  indebtedness of Big Flower Press and our subsidiaries.

Optional redemption.............  We cannot redeem the exchange notes until December 1,
                                  2003. After December 1, 2003, we may redeem some or all of the exchange notes at the redemption prices listed in the
                                  "Description of the Exchange Notes" section under the
                                  heading "Optional redemption," plus accrued interest.

Optional redemption after equity
  issuances.....................  At any time, which may be more than once, prior to
                                  December 1, 2001, we can choose to redeem up to 35% of the outstanding exchange notes with the proceeds from one or
                                  more equity issuances. In order to do so, we have to:

                                  - pay 108.625% of the face amount of the exchange notes,
                                  plus interest;

                                  - redeem the exchange notes within 180 days of completing
                                  the equity issuance; and

                                  - ensure that immediately after the redemption, at least
                                  65% of the notes issued under the indenture remain
                                    outstanding.

Optional redemption upon a
  change of control.............  If a change of control of Big Flower Press occurs before
                                  December 1, 2003, we may redeem all, but not less than
                                  all, of the exchange notes. In that event, we have to pay
                                  a price equal to the outstanding principal amount, plus
                                  accrued interest, plus a premium as described in
                                  "Description of the Exchange Notes-- Optional Redemption."

Change of control offer.........  If a change of control of Big Flower Press occurs, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued interest, if we do not redeem the notes.

                                  We might be unable to pay you the required price for
                                  exchange notes you present to us at the time of a change
                                  of control because:

                                  - we might not have enough cash at that time; or

                                  - the terms of our senior debt may prevent us from paying.

                                  However, we will not be required to repurchase exchange
                                  notes if, after giving effect to the change of control
                                  transaction Big Flower Press has a fixed charge coverage
                                  ratio -- that is, a ratio of consolidated earnings before
                                  interest, taxes, depreciation and amortization to
                                  consolidated fixed charges -- of 3 to 1 or greater.
                                  Additional explanation of this provision appears under
                                  "Description of the Exchange Notes--Change of Control"
                                  below.

Asset sale proceeds.............  If we engage in the types of asset sales described below under "Description of the Exchange Notes--Limitation on
                                  Asset Sales", we cannot freely use the proceeds of those
                                  sales. Generally speaking, we must either invest the net
                                  cash proceeds from these asset sales in our business
                                  within a specified period of time, repay senior debt or
                                  make an offer to purchase a principal amount of private
                                  notes, exchange notes and our existing 8 7/8% Senior
                                  Subordinated Notes due 2007 equal to the excess net cash
                                  proceeds. The price we would pay for repurchasing the
                                  exchange notes would be 100% of their principal amount,
                                  plus accrued interest. The covenants, as well as the
                                  limitation on asset sales described above, apply to our
                                  "restricted subsidiaries" as well as to Big Flower Press.
                                  Substantially all of our current subsidiaries are
                                  restricted subsidiaries. But we could designate these or
                                  future subsidiaries as unrestricted, as explained in more
                                  detail below in "Description of the Exchange
                                  Notes--Certain Definitions."

Further selected indenture
  provisions....................  The indenture contains covenants limiting our ability to:

                                  - incur additional debt;

                                  - pay dividends or make distributions on Big Flower Press'
                                    capital stock or repurchase Big Flower Press' capital
                                    stock;

                                  - make certain investments;

                                  - create liens;

                                  - enter into transactions with affiliates;

                                  - merge or consolidate with another company; and

                                  - transfer and sell assets.

                                  These covenants are subject to a number of important
                                  limitations and exceptions.

For additional information regarding the exchange notes, see "Description of the Exchange Notes" and "Certain United States Federal Income Tax Consequences."

                            SELECTED FINANCIAL DATA

    On October 17, 1997, Big Flower Press completed a reorganization of its legal structure pursuant to Section 251(g) of the Delaware General Corporation Law. As a result, Big Flower Holdings became the new parent holding company of Big Flower Press, which became a wholly-owned subsidiary. The common stock of Big Flower Press was automatically exchanged for common stock of the new holding company. Big Flower Holdings' operations are conducted through Big Flower Press, which, in turn, conducts its operations through its operating subsidiaries. Prior to the formation of Big Flower Holdings, all of our corporate overhead expenses were incurred by Big Flower Press. Subsequent to the reorganization, these expenses have been incurred by Big Flower Holdings and fully allocated to Big Flower Press and its subsidiaries.

    The following table sets forth summary financial data of Big Flower Press and its subsidiaries. On March 21, 1996, Big Flower Press' board of directors elected to change our fiscal year from a 12-month period ending June 30th to a calendar year, effective with the period ended December 31, 1995. The summary financial data of Big Flower Press were derived from its audited consolidated financial statements. On October 4, 1996, Big Flower Press consummated the acquisition of Scanforms, Inc. in a transaction accounted for as a pooling of interests. Accordingly, the Big Flower Press financial information has been restated for prior periods to include the results of Scanforms for all periods presented. The table should be read in conjunction with those consolidated financial statements which are incorporated in this document by reference.

    Earnings per share data are not provided for the operating results of Big Flower Press and its subsidiaries because Big Flower Press is a wholly-owned subsidiary of Big Flower Holdings.

    Interest expense excludes amortization of deferred financing fees. Interest expense for the year ended December 31, 1996 includes the amortization of interest rate swap fees of $1.2 million.

    Big Flower Press' net loss for the six months ended December 31, 1995 includes an extraordinary loss of $19.2 million, net of tax, on early extinguishment of debt and termination of a swap agreement. The net loss for the year ended December 31, 1996 includes an extraordinary loss of $2.1 million, net of tax, and the net loss for the year ended December 31, 1997 includes an extraordinary loss of $13.5 million net of tax, both relating to the early extinguishment of debt.

    Earnings were inadequate to cover fixed charges by $0.8 million for the 323 days ended June 30, 1994. Earnings were also insufficient to cover fixed charges by $11.8 million for the year ended December 31, 1997, primarily due to the non-recurring $58.2 million write-off of in-process technology resulting from the acquisition of Columbine. Adjusted to eliminate non-cash charges of depreciation and amortization of $28.8 million for the 323 days ended June 30, 1994 and $67.3 million for the year ended December 31, 1997, such earnings would have exceeded fixed charges by $27.9 million for the 323 days ended June 30, 1994 and $55.5 million for the year ended December 31, 1997.

    Pro forma data adjusts the historical financial data to reflect the following events as if they had occurred at the beginning of 1997:

        - inclusion of all acquisitions, including the 1999 acquisition of Colorgraphic Direct Response Limited;

        - exclusion of sales under a production arrangement with an unconsolidated printing venture in which Big Flower Press had a minority interest, and the profits related to those sales. Big Flower Press sold its minority interest in April 1998 and terminated the production agreement;

        - exclusion of non-recurring costs related to acquisitions, Big Flower Press' 1997 secondary stock offering and termination costs for executive positions eliminated in 1998, as well as extraordinary losses related to the termination of a credit facility and early extinguishment of debt; and

        - the issuance of the notes, the application of the net proceeds from that issuance to reduce borrowings under the Big Flower Press credit facility and related impact on interest expense.


    On October 4, 1996, Big Flower Press entered into a six-year securitization agreement pursuant to which it may sell beneficial interests in a pool of eligible accounts receivable. The maximum amount of receivables authorized for sale is $150.0 million and the amount outstanding at any measurement date varies based upon the level of eligible receivables. Working capital balances since 1996 reflect the effect of that program, as accounts receivable balances sold are recorded as a reduction of working capital and the proceeds serve to reduce long-term borrowings under Press' revolving credit facility. At December 31, 1998, interest of $117.6 million had been sold and were outstanding under this securitization, compared to $101.1 million at December 31, 1997 and $79.8 million at December 31, 1996.



                                                                              BIG FLOWER PRESS
                                                -----------------------------------------------------------------------------
                                                                       SIX MONTHS
                                                323 DAYS     YEAR      TRANSITION        YEAR          YEAR          YEAR
                                                  ENDED      ENDED    PERIOD ENDED      ENDED         ENDED         ENDED
                                                JUNE 30,   JUNE 30,   DECEMBER 31,   DECEMBER 31,  DECEMBER 31,  DECEMBER 31,
                                                  1994       1995         1995           1996          1997          1998
                                                ---------  ---------  -------------  ------------  ------------  ------------
                                                                               (IN THOUSANDS)
OPERATING DATA:
Net sales.....................................  $ 587,630  $ 920,149    $ 546,840     $1,201,860    $1,376,706    $1,739,715
Operating income..............................     25,488     50,712       39,739         69,343        38,502       137,822
Interest expense..............................     19,735     37,452       19,076         36,165        40,380        56,458
Income (loss) before income taxes and
  extraordinary items.........................       (549)     5,268       12,694          4,998       (10,330)       77,598
Income (loss) before extraordinary item.......     (3,277)    (1,612)       6,491         (3,285)      (32,666)       42,232
Extraordinary item, net.......................                            (19,248)        (2,078)      (13,463)
Net income (loss).............................     (3,277)    (1,612)     (12,757)        (5,363)      (46,129)       42,232
Ratio of earnings to fixed charges(a).........     --            1.1x         1.5x           1.1x       --               2.1x

OTHER DATA:
EBITDA(b).....................................  $  54,238  $  93,699    $  58,372     $  121,102    $  105,824    $  223,258
Net cash provided by operating activities.....     31,514     47,597       27,881        135,936       118,088       116,833
Net cash used in investing activities.........    270,223      7,013       19,050        170,849       316,601       225,352
Net cash provided by (used in) financing
  activities..................................    241,975    (39,789)      (4,326)        29,941       199,620       112,111
Capital expenditures..........................      6,133      8,496       16,812         55,391        74,045        93,938

PRO FORMA DATA:
Net sales.....................................                                                      $1,729,200    $1,841,700
Operating income..............................                                                         130,700       151,600
Income before extraordinary items.............                                                          25,400        42,400
EBITDA........................................                                                         228,200       246,600
Interest expense..............................                                                          68,900        69,500
Ratio of EBITDA to interest expense...........                                                            3.31x         3.55x

BALANCE SHEET DATA (AT PERIOD END):
Working capital...............................  $  25,198  $  34,173    $  29,797     $  (30,821)   $  (16,608)   $   (6,248)
Net property, plant and equipment.............    152,306    137,081      145,323        296,426       384,850       454,004
Total assets..................................    521,461    502,939      573,393        749,742     1,054,268     1,313,160
Long-term debt, net of current portion........    331,940    301,935      274,161        430,766       590,045       731,080
Redeemable preferred stock of a subsidiary....     16,913     19,357
Accumulated deficit...........................     (1,782)    (3,394)     (16,151)       (21,514)      (67,643)      (36,511)
Other stockholder's equity....................     21,231     19,987      100,627        117,864       246,885       261,400
Total stockholder's equity....................     19,449     16,593       84,476         96,350       179,242       224,889


                                                     FOOTNOTES ON FOLLOWING PAGE

(FOOTNOTES FROM PRECEDING PAGE)

(a) For purposes of this computation, fixed charges consist of interest expense and amortization of deferred financing fees, capitalized interest and one-third of rental expenses, representative of that portion of rental expenses attributable to interest and preferred stock dividends. Earnings consist of income before income taxes plus fixed charges, other than capitalized interest, but including the amortization thereof.


(b) "EBITDA" represents the sum of operating income, depreciation and amortization of intangibles. EBITDA in 1996 includes $1.5 million in merger costs, EBITDA in 1997 includes a $58.2 million write off of in-process acquired technology costs and in 1998 includes a similar charge of $0.2 million. EBITDA does not include costs associated with the securitization of accounts receivable under the agreement mentioned above and is presented here to provide additional information about Big Flower Press' ability to meet its future debt service, capital expenditure and working capital requirements. It should not be construed as a better indicator of operating performance than operating income as determined in accordance with generally accepted accounting principles ("GAAP"), or a better indicator of liquidity than cash flow from operating activities as determined in accordance with GAAP. Big Flower Press' definition of EBITDA might not be the same as that of other companies.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED BELOW BEFORE DECIDING TO SURRENDER YOUR PRIVATE NOTES IN EXCHANGE FOR EXCHANGE NOTES PURSUANT TO THIS EXCHANGE OFFER. THESE RISKS APPLY TO BOTH THE PRIVATE NOTES AND THE EXCHANGE NOTES. IN PREPARING THIS DOCUMENT, WE HAVE MADE CERTAIN ASSUMPTIONS AND PROJECTIONS. WE GENERALLY USE WORDS LIKE "EXPECT," "BELIEVE" AND "INTEND" TO INDICATE THESE ASSUMPTIONS AND PROJECTIONS, AS WE EXPLAIN IN "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 59. OUR ASSUMPTIONS AND PROJECTIONS COULD BE WRONG FOR MANY REASONS, INCLUDING THE REASONS DISCUSSED IN THIS SECTION. WE DO NOT PROMISE TO NOTIFY YOU IF WE LEARN THAT OUR ASSUMPTIONS OR PROJECTIONS IN THIS PROSPECTUS ARE WRONG.

WE HAVE SIGNIFICANT LEVELS OF DEBT WHICH COULD LIMIT THE FLEXIBILITY OF OUR
  OPERATIONS. AS A RESULT, WE MIGHT BE UNABLE TO OBTAIN ADDITIONAL FINANCING THAT WE MAY NEED FOR WORKING CAPITAL, CAPITAL EXPENDITURES OR ACQUISITIONS.

    As of December 31, 1998, we had consolidated indebtedness of approximately $735.8 million, including the notes and capitalized lease obligations. Of this amount, $135.7 million was senior debt, including $108.8 million of subsidiaries' borrowings under the credit facility that are guaranteed by Big Flower Press, and $350 million was the principal amount of our outstanding
8 7/8% notes, which will rank equally with the exchange notes.

    As of December 31, 1998, we also had additional availability of approximately $409.9 million under the credit facility. However, we are subject to leverage ratio restrictions in the credit facility, which are restrictions determined by reference to the ratio of debt to a figure based generally on earnings. These restrictions may significantly curtail our ability to incur such indebtedness. See "Description of the Credit Facility" for further information regarding the leverage ratio restrictions. Of the amount available, approximately $81 million was used in January 1999 when we acquired Colorgraphic Direct Response Limited.

    As of December 31, 1998, we also had significant commitments under operating leases and approximately $117.6 million was outstanding under the accounts receivable securitization, which is referred to in greater detail below and defined in the indenture as the A/R securitization. In addition, on October 20, 1997, Big Flower Holdings issued $118.6 million of debentures in connection with the issuance of the 6% convertible quarterly income preferred securities of Big Flower Trust I.

    Our level of debt could have important consequences for you. For example, we may need to use up a significant portion of the cash we generate just to make the interest and other payments that our debt obligations require. We would therefore not be able to use that money for other purposes. This could limit our flexibility in reacting to changes in our industry and economic conditions generally, including our ability to obtain additional debt financing to undertake future acquisitions or to expand our business.

    Although our credit agreement and other instruments allow us to incur additional indebtedness for a variety of purposes, including to finance acquisitions or capital expenditures, in 1998 we paid approximately 22% of our cash flows provided by operating activities to service our existing debt. Had we completed all of our acquisitions to date on January 1, 1998, and had the related debt and the notes we are currently registering been outstanding since then, we estimate that approximately 25% of our pro forma operating cash flows would have been paid as interest on all our existing debt, including the notes. This calculation is based on numerous assumptions and estimates and is not necessarily indicative of cash flows that the acquired companies might have produced if we had owned them for all of 1998.

    Some of our competitors currently operate on a less leveraged basis, and therefore have significantly greater operating and financing flexibility than we do.

OUR LEVEL OF DEBT MAY LIMIT OUR ABILITY TO MAKE PAYMENTS WHEN DUE OR TO
  REFINANCE EXISTING DEBT.

    As described above, we already have a significant level of existing indebtedness. This level of indebtedness, together with existing limitations under our credit agreement and other debt instruments, may in the future limit our ability to make payments when due on the exchange notes and our other indebtedness or to refinance existing indebtedness.

HOLDING COMPANY STRUCTURE--OUR OPERATING SUBSIDIARIES PROVIDE OUR CASH FLOW BUT
  THEY ARE NOT OBLIGATED TO MAKE PAYMENTS ON THE EXCHANGE NOTES. THIS HAS THE EFFECT OF SUBORDINATING THE EXCHANGE NOTES TO DEBT OF THESE SUBSIDIARIES.

    Big Flower Press is a holding company. Our only material assets are the capital stock of our subsidiaries. We are the sole obligor on the exchange notes. The exchange notes are not guaranteed by any of our subsidiaries or by Big Flower Holdings. Therefore, the exchange notes are structurally subordinated to all indebtedness of our subsidiaries.

    We must rely on dividends and other transfers of funds from our subsidiaries to provide the funds necessary to meet our debt service obligations under the notes and the 8 7/8% notes and to pay dividends to Big Flower Holdings. Big Flower Holdings has to rely on dividend payments from us to be able to make interest payments on its debentures. The ability of our subsidiaries to pay dividends and make transfers will be subject to state laws regulating the payment of dividends. Creditors of our subsidiaries, including general creditors, will generally have preferential rights to satisfy their claims from the assets of our subsidiaries before us. Therefore, you as a holder of the notes may satisfy your claims only from the assets of our subsidiaries that remain after the creditors of our subsidiaries have been completely repaid.

    At December 31, 1998 our subsidiaries had approximately $488.2 million of liabilities, which included trade payables and amounts outstanding under the credit facility. In addition, at December 31, 1998, some of our subsidiaries had significant commitments under operating leases. Therefore, the level of creditors' claims against our subsidiaries is significant relative to their assets.

COMPETITION--WE FACE SIGNIFICANT COMPETITION IN ALL FOUR OF OUR BUSINESS
  SEGMENTS, WHICH AMONG OTHER THINGS LIMITS THE PRICES WE CAN CHARGE FOR OUR PRODUCTS AND MAY CAUSE US TO LOSE SALES.

    The advertising insert sector is highly fragmented. TC Advertising competes with many regional and local companies for the production of advertising insert programs. There is also competition for national accounts with several large producers, some of which have greater capacity than we do. In the production of Sunday newspaper comics, TC Advertising competes with American Color Graphics, other regional and local companies and those newspapers which print their own comics and others which can do so. TC Advertising's newspaper TV listing guides, Sunday magazine and newspaper supplement operations also face competition from both other printers and newspapers. TC Advertising's major competitors in these areas are R.R. Donnelley & Sons Company, Quebecor, Inc., American Color Graphics and World Color Press.

    In the direct mail business, we compete with a number of different firms in each of the principal lines of our direct mail business. In the personalized direct mail product category, our major competitors are R.R. Donnelley Specialty Products; Moore Response Marketing Services, a division of Moore Business Forms, Inc.; and World Color Press, Inc. In the database and response management business categories, we compete with companies like Harte-Hanks, Inc., Acxiom Corporation and Experian. The primary competitive factors in the specialty products business are quality, flexibility, service, timeliness of delivery and price. However, in some non-specialty products business such as enhanced envelopes and printing of government documents, price is often the dominant factor.

    Within the digital services segment, the premedia business carried out by Laser Tech is also highly fragmented and is undergoing a period of consolidation. Our competitors in this sector are Applied Graphics Technologies, Inc., Wace Group and Schawk, Inc. The competitive factors in the pre-media business are diversification of services, quality of finished products, distribution capabilities, ongoing customer service and availability of time on equipment which is appropriate in size and function for a given project. While creating opportunities for us to increase volume, the consolidation also creates pricing pressures. In the broadcast television business, Columbine competes with Enterprise Software, Inc., a number of other smaller software companies involved in the automated buying, selling, and placement of advertising for electronic media, and television networks that provide their own automation services or those that can do so. The other part of digital services, the provision of software products and related services to the advertising agency industries, is also highly fragmented, with a number of relatively small suppliers, including Donovan Data Systems.

    In the fragrance sampler line of business, we believe that our major competitors are Orlandi, Inc., Retail Communications, Arcade, Inc. and Quebecor Inc. In the non-specialty, commercial printing category, the products produced do not have the same complexity as products produced in Webcraft's direct mail business. Because of this lack of complexity, there are a number of printers that compete with us in this area. Competitors in the non-specialty products include Cyril-Scott Company, Double Envelope Corp. (Convertagraphics) and R.R. Donnelley Specialty Products. Increases in printing press capacity in this segment have led to over-capacity in recent years, with resulting pricing pressures.

    We may not be able to adequately respond to any of these competitive pressures in the future. Especially during recent periods of economic downturn, excess production capacity in our business sectors has resulted in more competitive pricing.

RAW MATERIALS--SOME OF OUR PRODUCTS HAVE A HIGH PAPER CONTENT, AND THE PRICE AND
  AVAILABILITY OF PAPER COULD MATERIALLY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

    The prices that we charge for our products that contain paper depend, in part, on the price we pay for paper. TC Advertising is our largest operating unit, and it uses large quantities of paper in its operation. As a result, the cost of paper significantly affects our net sales. TC Advertising is generally able to pass increases in the cost of paper on to its customers, while decreases in paper costs generally result in lower prices to customers.

    Volatility in paper costs results in a corresponding volatility in our net sales. However, volatility in paper costs generally has not affected our production volume or profits to any significant extent. If there are future paper cost increases, and we are not able to pass these increases on to our customers, or our customers reduce the size of their print advertising programs, our results of operations, primarily those of TC Advertising, could be materially adversely affected.

    Production capacity in the paper industry has remained relatively stable in recent years. Increases or decreases in demand for paper have led to corresponding pricing changes. In periods of high demand, this has in turn led to limitations on the availability of a number of grades of paper, including grades of paper that we use. If the paper industry is disrupted or fails to meet our product needs on a timely basis, we would, at a minimum, face temporary shortages in needed materials, which could have a material adverse effect on our results of operations.

    We actively manage our paper supply and have established strong relationships with our suppliers, which include many of the leading paper companies in North America. However, we cannot assure you that our sources of supply for paper will be adequate. In the event that such sources are not adequate, we cannot assure you that we will be able to develop alternative sources in a timely manner.

MANAGEMENT OF GROWTH--ACQUISITIONS ARE A KEY ELEMENT OF OUR BUSINESS STRATEGY.
  BUT WE CANNOT GUARANTEE THAT WE WILL BE ABLE TO IDENTIFY APPROPRIATE ACQUISITION TARGETS IN THE FUTURE. THERE IS ALSO A RISK THAT WE MAY NOT SUCCESSFULLY INTEGRATE ANY FUTURE ACQUISITIONS INTO OUR EXISTING OPERATIONS.

    Our primary objective is to be the leading provider of marketing and advertising services for retailers, national manufacturers and advertising agencies, among others. One of the key elements of our strategy includes strategic acquisitions to expand and diversify our products and services in the advertising and marketing services industry. Over the past five years, we have completed 27 acquisitions to increase and diversify our industry position. We continue to seek similar or complementary businesses and intend to continue our acquisition program. However, we cannot guarantee that we will be able to identify appropriate acquisition targets in the future. We may not be able to successfully integrate any future acquisitions with our existing operations.

    Our acquisition program may require significant management time and capital resources. In order to complete any future acquisitions, we are likely to need to incur and/or assume indebtedness and other obligations, issue equity securities or undertake some combination of these financing techniques. We cannot assure you that we will be able to successfully arrange such financing in the future.

    While we anticipate that our acquisitions will be beneficial, we cannot predict whether our transactions will be consummated, the terms or forms of consideration required in any of our transactions, nor whether the acquired businesses will be successfully integrated into our operations. If we fail to implement our acquisition strategy, it may have a material adverse effect on our performance.

CERTAIN FINANCIAL AND OPERATING RESTRICTIONS-- WE ARE SUBJECT TO RESTRICTIONS
  UNDER EXISTING AGREEMENTS THAT MAY LIMIT OUR ABILITY TO ENGAGE IN CERTAIN BUSINESS TRANSACTIONS OR TO MAKE PRINCIPAL AND INTEREST PAYMENTS ON THE EXCHANGE NOTES.

    Under the terms of our credit facility, the indenture for the 8 7/8% notes, the indenture and our other outstanding debt instruments we are subject to operating and financial restrictions affecting, and in some cases limiting our ability to:

    - incur additional indebtedness or create liens on our assets,

    - pay dividends,

    - sell assets,

    - engage in mergers or acquisitions, or

    - make investments.

The future is uncertain, and it may be the case at some time that as a result of unforeseen adverse developments in the markets for our services and products our operating results and financial position may be adversely affected. If as a result of such developments we fail to comply with any of those restrictions, our ability to borrow funds could be limited or we may be in default under the terms of these instruments. We might, for instance, not be able to carry out a key acquisition or we may be in default which could result in all loans and other amounts owed to our lenders becoming due. Our subsidiaries and companies in which we have invested might not be able to repay in full the accelerated loans.

    We cannot assure you that we will be able to comply with these restrictions. Our inability to consummate any business transaction could have an adverse effect on our operations and our ability, and the ability of our subsidiaries, to make principal and interest payments on our outstanding debt, including the notes.

LIMITATION ON A CHANGE OF CONTROL--WE MAY NOT HAVE THE FINANCIAL ABILITY TO
  PURCHASE THE EXCHANGE NOTES IF A CHANGE OF CONTROL OCCURS.

    If a change of control were to occur, we would be required to make offers to purchase all outstanding notes and 8 7/8% notes at a price equal to 101% of the principal amount to be purchased, plus accrued and unpaid interest.

    However, under the terms of the credit facility, we are prohibited from purchasing any notes or 8 7/8% notes. The credit facility also provides that the occurrence of some events that constitute a change of control of Big Flower Press constitutes a default under the credit facility. As a result, in the event of a change of control, we must offer to repay all borrowings under the credit facility at the same time as we would offer to purchase the notes and the 8 7/8% notes. In the alternative, we must obtain the consent of our lenders under the credit facility to purchase the exchange notes and 8 7/8% notes. If we do not obtain their consent or repay our borrowings, our failure to purchase exchange notes and 8 7/8% notes surrendered to us would constitute a default under the indenture and the indenture for the 8 7/8% notes, each of which, in turn, would constitute a default under the credit facility.

    We cannot assure you that we would have the financial ability to purchase the exchange notes and 8 7/8% notes if a change of control were to occur. We cannot assure you that we would be able to comply with all of our obligations under the credit facility, any one of the indentures and the other indebtedness if a change of control were to occur.

ENVIRONMENTAL REGULATIONS--ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS MAY
  HAVE A MATERIAL ADVERSE EFFECT ON US.

    We are subject to regulation relating to the protection of the environment and human health and safety. In particular, we have to comply with regulations concerning the use and disposal of hazardous materials. These regulations can impose significant fines and liability for violations and releases of hazardous substances.

    From time to time, we are subject to liability for non-compliance or cleanup pursuant to these laws. In addition, TC Advertising and Webcraft have been identified as potentially responsible parties under the Federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and under certain analogous state laws for several sites to which TC Advertising or Webcraft, among others, sent waste in the past. We believe that any non-compliance with or liability under current environmental laws will not have a material adverse effect on our results of operations and financial condition, but we cannot assure you that this will be the case. Also, we cannot predict what environmental laws will be enacted in the future and how existing or future laws will be enforced, administered or interpreted. In addition, we do not know the amount of future expenditures we may need to make in order to comply with future environmental laws.

RELIANCE ON KEY PERSONNEL--WE RELY ON A SMALL NUMBER OF KEY MANAGEMENT AND
  OPERATING PERSONNEL. ALSO, WE NEED TO HIRE AND RETAIN HIGHLY QUALIFIED PERSONNEL, AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO HIRE OR RETAIN SUCH PERSONNEL IN THE FUTURE.

    We are a relatively new company with a small highly qualified group of key management and operating personnel. Our success will largely be determined by the efforts of this group. The loss of any of these key personnel could adversely affect us.

    A crucial factor in the success of all of our business segments is both innovation and technical sophistication. Our success therefore also depends in part upon our ability to hire and retain highly qualified operating, marketing, financial and technical personnel.

    The market for outstanding employees continues to be very competitive. Our failure or inability to recruit, retain and train adequate numbers of qualified personnel on a timely basis would adversely affect our ability to develop, manufacture, install and support our systems. In the highly competitive environment for our businesses, customers rely on the quality of our products and services to precisely deliver their advertising and marketing messages. Lack of qualified key personnel could have an effect on the quality of products and services we provide. This may adversely affect our customer relationships.

RAPID TECHNOLOGICAL CHANGE AND NEW PRODUCTS--OUR BUSINESS, OPERATING RESULTS AND
  FINANCIAL POSITION MAY BE MATERIALLY ADVERSELY AFFECTED IF COLUMBINE DOES NOT MEET THE CHALLENGES POSED BY RAPID TECHNOLOGICAL CHANGE AND THE NEED TO INTRODUCE NEW PRODUCTS.

    Columbine, which is our business most dependent on the rapidly changing software technology, must continually modify and improve its products in response to the many and increasingly rapid adjustments in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. Our future operating results may be affected by Columbine's ability to enhance its current products and to develop and introduce new products. These products need to address the increasingly sophisticated needs of Columbine's customers and to keep pace with technological developments, new competitive product offerings and emerging industry standards. If Columbine does not respond adequately to these needs in a timely manner, that may materially adversely affect our business, operating results and financial condition.

"YEAR 2000" READINESS AND RISKS--"YEAR 2000" PROBLEMS MAY DISRUPT OUR
  OPERATIONS.

    "Year 2000" problems result from the inability of computer programs or computerized equipment to accurately calculate, store or use a date subsequent to December 31, 1999. The erroneous date can be interpreted in a number of different ways. Typically, the year 2000 is interpreted as the year 1900. This could result in a system failure or miscalculations causing disruptions of operations, such as a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    We have undertaken a comprehensive "Year 2000 Project" to address the issue of computer software and embedded microchips which are unable to distinguish between the year 1900 and the year 2000. We are also addressing Year 2000 problems in the products and services we purchase from our material suppliers. We have established Year 2000 teams at TC Advertising, Webcraft, Laser Tech and Columbine, as well as at our corporate headquarters. As of December 31, 1998, the estimated total cost of the Year 2000 Project was approximately $5.0 million. Approximately $2.8 million of that amount reflected allocation of internal costs and approximately $2.2 million reflected amounts for external consultants, equipment, hardware and software. The total amount spent on the Year 2000 Project through December 31, 1998 was approximately $3.0 million, of which approximately $2.3 million reflected allocation of internal costs and approximately $0.7 million related to external costs, principally consultants.

    If we fail to address a material Year 2000 problem, some of our normal business activities or operations could be interrupted, or fail. Due to the diversity and decentralized nature of our operations, there are few systems the failure of which would have a material adverse effect on us as a whole. Nonetheless, we rely upon utility companies, telecommunication services providers, the United States Postal Service, the financial services industry and other suppliers outside of our control, and we cannot assure you that these suppliers or other third parties will not suffer a Year 2000 business disruption.

    We believe that the most reasonably likely worst-case scenario is that the systems or equipment of one or more third parties fail. If a failure occurs, one or more of our operations could be reduced or suspended and this could have a material adverse effect on our consolidated financial position or results of operations. Because of the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of the Year 2000 readiness of our material vendors and customers and their respective customers, we cannot determine at this time whether the consequences of Year 2000 failures will have a material impact on our consolidated financial condition or results of operations.

LACK OF PUBLIC MARKET FOR THE EXCHANGE NOTES-- THERE IS CURRENTLY NO MARKET FOR
  THE EXCHANGE NOTES. WE CANNOT GIVE YOU ANY GUARANTEE AS TO THE DEVELOPMENT OR LIQUIDITY OF ANY MARKET FOR THE EXCHANGE NOTES AND THE PRICE OF YOUR EXCHANGE NOTES MAY BE ADVERSELY AFFECTED.

    The exchange notes are new securities for which there is currently no market. We can give you no assurance as to the development or liquidity of any market for the exchange notes. If a market for the exchange notes does develop, the exchange notes could trade at prices that may be higher or lower than their principal amount depending upon many factors. These factors would include:

    - prevailing interest rates;

    - our operating results; and

    - the markets for similar securities.

Historically, the market for non-investment grade debt, such as the notes, has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. If a market for the exchange notes does develop, such a market may be subject to similar disruptions.

    In addition, to the extent that private notes are surrendered and accepted in the exchange offer, the trading market for unsurrendered and surrendered but unaccepted private notes could be adversely affected due to the limited amount, or "float," of the private notes that are expected to remain outstanding following the exchange offer. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of private notes is not surrendered or is surrendered and not accepted in the exchange offer, the trading market for the exchange notes could be adversely affected. See "Plan of Distribution" and "The Exchange Offer" for further information regarding the distribution of the exchange notes and the consequences of failure to participate in the exchange offer.

                                USE OF PROCEEDS


    This exchange offer is intended to satisfy certain obligations of Big Flower Press under our registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes. We used the proceeds from the sale of the private notes to repay United States borrowings under the credit facility, which were incurred primarily in connection with acquisitions. At the time of this repayment the interest rate on those borrowings was 6.64% on an annual basis.


    We have agreed to pay for the expenses of the exchange offer. In exchange for issuing the exchange notes as contemplated in this prospectus, we will receive private notes in the same principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the private notes, except as described below under the heading "The Exchange Offer--Terms of the Exchange Offer." The private notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any increase in our outstanding debt.

                                 CAPITALIZATION

    This table describes our capitalization on December 31, 1998. You should read this table in conjunction with the Summary Financial Data and our Consolidated Financial Statements incorporated by reference in this prospectus.

                                                                                 DECEMBER 31,
                                                                                     1998
                                                                                --------------
                                                                                (IN THOUSANDS)
Long-term debt (a):
  Credit facility (b).........................................................   $    108,758
  8 7/8% notes................................................................        350,110
  The notes...................................................................        250,000
  Other debt..................................................................         26,908
                                                                                --------------
  Total long-term debt........................................................        735,776
Total stockholder's equity....................................................        224,889
                                                                                --------------
Total capitalization..........................................................   $    960,665
                                                                                --------------
                                                                                --------------

------------------------

(a) Includes current portion of long-term debt in the amount of $4.7 million and does not include $117.6 million outstanding under our accounts receivable securitization program.

(b) Based on the Credit Facility of $530.0 million, total availability would have been $409.9 million which reflects $530.0 million less borrowings of $108.8 million outstanding as of December 31, 1998, less letters of credit of $11.3 million. Of the amount available, approximately $81 million was used in January 1999 when we acquired Colorgraphic Direct Response Limited.
                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    We sold the private notes on December 9, 1998, to BT Alex. Brown Incorporated, Chase Securities Inc., and Goldman, Sachs & Co. pursuant to a purchase agreement. These initial purchasers subsequently sold the private notes to

    - "qualified institutional buyers" ("QIBs"), as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and to

    - persons in offshore transactions in reliance on Regulation S under the Securities Act.

    As a condition to the initial sale of the private notes, Big Flower Press and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, we agreed to
    - file with the SEC by February 7, 1999 a registration statement under the Securities Act with respect to the exchange notes and


    - use our reasonable best efforts to cause the registration statement to become effective under the Securities Act on or before April 8, 1999.


    We agreed to issue and exchange the exchange notes for all private notes properly surrendered and not withdrawn before the expiration of the exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement which includes this prospectus. The registration statement is intended to satisfy some of our obligations under the registration rights agreement and the purchase agreement.

TERMS OF THE EXCHANGE OFFER

    Based on the terms and conditions in this prospectus and in the letter of transmittal, we will issue $1,000 principal amount of exchange

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notes in exchange for each $1,000 principal amount of outstanding private notes properly surrendered pursuant to the exchange offer and not withdrawn prior to the expiration date. Private notes may be surrendered only in integral multiples of $1,000.
    The form and terms of the exchange notes are the same as the form and terms of the private notes except that
    - the exchange notes will be registered for the exchange offer under the Securities Act and, therefore, the exchange notes will not bear legends restricting the transfer of the exchange notes and
    - holders of the exchange notes will not be entitled to any of the registration rights of holders of private notes under the registration rights agreement, which will terminate upon the consummation of the exchange offer.
    The exchange notes will evidence the same indebtedness as the private notes, which they replace, and will be issued under, and be entitled to the benefits of, the same indenture, which authorized the issuance of the private notes. As a result both series of notes will be treated as a single class of debt securities under the indenture.


    As of the date of this prospectus, $250,000,000 in aggregate principal amount of the private notes is outstanding. All of it is registered in the name of Cede & Co., as nominee for The Depository Trust Company ("DTC"). Solely for reasons of administration, we have fixed the close of business on April 7, 1999 as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the private notes entitled to participate in this exchange offer.

    In connection with the exchange offer, neither the General Corporation Law of the State of Delaware nor the indenture governing the notes, gives you any appraisal or dissenters' rights nor any other right to seek monetary damages in court. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and the related SEC rules and regulations.

    For all relevant purposes we will be regarded as having accepted properly surrendered private notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the surrendering holders of private notes for the purposes of receiving the exchange notes from us.

    If you surrender private notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of private notes. We will pay all charges and expenses, other than certain applicable taxes described under "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


    The "expiration date" is 5:00 p.m., New York City time on May 14, 1999, unless we extend the exchange offer, in which case the expiration date is the latest date and time to which we extend the exchange offer.


    In order to extend the exchange offer, we will

    - notify the exchange agent of any extension by oral or written notice and

    - issue a press release or other public announcement which will include disclosure of the approximate number of private notes deposited; such press release or announcement would be issued prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

    We reserve the right

    - to delay accepting any private notes,

    - to extend the exchange offer, or

    - if, in the opinion of counsel for us, the consummation of the exchange offer would violate any law or interpretation of the staff of the SEC, to terminate or

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
      amend the exchange offer by giving oral or written notice to the exchange agent.

    Any delay in acceptance, extension, termination or amendment will be followed as soon as practicable by a press release or other public announcement.
    If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement that will be distributed to the holders. We will also extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would otherwise expire during the five to ten business day period.

    We will have no obligation to publish, advertise, or otherwise communicate any public announcement of any delay, extension, amendment or termination that we may choose to make, other than by making a timely release to an appropriate news agency.
INTEREST ON THE EXCHANGE NOTES

    The exchange notes will accrue cash interest on the same terms as the private notes, i.e., at the rate of 8 5/8% per year from December 9, 1998, payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 1999.
RESALE OF THE EXCHANGE NOTES

    We believe that you will be allowed to resell the exchange notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the three representatives set forth above under "Summary--The Exchange Offer-- Procedures for participating in the exchange offer." However, if you intend to participate in a distribution of the exchange notes, you must comply with the registration requirements of the Securities Act and deliver a prospectus, unless an exemption from registration is otherwise available. In addition, you cannot be an "affiliate" of Big Flower Press as defined under Rule 405 of the Securities Act. You have to represent to Big Flower Press in the letter of transmittal accompanying this prospectus that you meet these conditions exempting you from the registration requirements.

    We base our view on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers like ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the SEC will treat it in the same way it has treated other exchange offers in the past.

    A broker-dealer that has bought private notes for market-making or other trading activities has to deliver a prospectus in order to resell any exchange notes it has received for its own account in the exchange. This prospectus may be used by a broker-dealer to resell any of its exchange notes. We have agreed in the registration rights agreement to send this prospectus to any broker-dealer that requests copies in the letter of transmittal for a period of up to 180 days after the registration statement relating to this exchange offer is declared effective. See "Plan of Distribution" for more information regarding broker-dealers.

PROCEDURES FOR TENDERING

    If you wish to surrender private notes you must

    - complete, sign and date the letter of transmittal, or facsimile thereof,

    - have the signatures guaranteed if required by the letter of transmittal, and

    - mail or deliver the letter of transmittal or the facsimile to the exchange agent at the address appearing below under "-- Exchange Agent" for receipt prior to the expiration date.

    In addition, either:

    - certificates for such private notes must be received by the exchange agent along with the letter of transmittal,

    - a timely confirmation of a book-entry transfer of the private notes into the

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
      exchange agent's account at DTC pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date, or

    - you must comply with the procedures described below under "--Guaranteed Delivery Procedures."

    THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR ELECTION AND RISK. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND THE LETTER OF TRANSMITTAL OR ANY PRIVATE NOTES TO US. YOU MAY REQUEST THAT YOUR BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR NOMINEE PERFORM THESE TRANSACTIONS FOR YOU.

    If you do not withdraw your surrender of private notes prior to the expiration date, you will be regarded as agreeing to surrender the exchange notes in accordance with the terms and conditions in this offer.

    If you are a beneficial owner of the private notes and your private notes are held through a broker, dealer, commercial bank, trust company or other nominee and you want to surrender your private notes, you should contact your intermediary promptly and instruct it to surrender the private notes on your behalf.

    Signatures on a letter of transmittal or a notice of withdrawal described below under "--Withdrawal of Tendering", as the case may be, must generally be guaranteed by an eligible institution. You can submit a letter of transmittal without guarantee if you surrender your private notes (a) as a registered holder and you have not completed the box titled "Special Delivery Instruction" on the letter of transmittal or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be made by:

    - a member firm of a registered national securities exchange or of the NASD,

    - a commercial bank or trust company having an office or correspondent in the United States, or

    - an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

    If you sign the letter of transmittal even though you are not the registered holder of any private notes listed in the letter of transmittal, your notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder exactly as the registered holder's name appears on the private notes.

    In connection with any surrender of private notes in definitive certificated form, if you sign the letter of transmittal or any private notes or bond powers in your capacity as trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or if you are otherwise acting in a fiduciary or representative capacity, you should indicate this when signing. Unless waived by us, you must submit with the letter of transmittal evidence satisfactory to us of your authority to act in the particular capacity.

    The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC's system may utilize DTC's automated tender offer program to surrender private notes.

    All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of surrendered private notes will be determined by us in our sole discretion, which will be final and binding.

    We reserve the absolute right to reject any and all private notes not properly surrendered. Nor will we accept any private notes if our acceptance of them would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of surrender as to particular private notes.

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
    Unless waived, you must cure any defects or irregularities in connection with surrenders of private notes within the time period we will determine. Although we intend to notify holders of defects or irregularities in connection with surrenders of private notes, neither we, the exchange agent nor anyone else will be liable for failure to give such notice. Surrenders of private notes will not be deemed to have been made until any defects or irregularities have been cured or waived.

    We do not currently intend to acquire any private notes that are not surrendered in the exchange offer or to file a registration statement to permit resales of any private notes that are not surrendered pursuant to the exchange offer. We reserve the right in our sole discretion to purchase or make offers for any private notes that remain outstanding after the expiration date. To the extent permitted by law, we also reserve the right to purchase private notes in the open market, in privately negotiated transactions or otherwise. The terms of any future purchases or offers could differ from the terms of the exchange offer.

    By surrendering private notes pursuant to the exchange offer, you will be telling us that, among other things,

    - you have full power and authority to surrender, sell, assign and transfer the private notes surrendered,

    - we will acquire good title to the private notes being surrendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim when the private notes are accepted by us,

    - you are acquiring the exchange notes in the ordinary course of your business,

    - you have no arrangement or understanding with any person to participate in the distribution of the exchange notes,

    - you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purposes of distributing the exchange notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale of the exchange notes. You cannot rely on the position of the SEC's staff in their no-action letters,

    - you understand that a secondary resale transaction described above and any resales of exchange notes obtained by you in exchange for private notes acquired by you directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508 of Regulation S-K of the SEC, and

    - you are not an "affiliate", as defined in Rule 405 under the Securities Act, of Big Flower Press.

If you are a broker-dealer and you will receive exchange notes for your own account in exchange for private notes that were acquired as a result of market-making activities or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of such exchange notes.

RETURN OF PRIVATE NOTES

    If any surrendered private notes are not accepted for any reason described here or if private notes are withdrawn or are submitted for a greater principal amount than you desire to exchange, those private notes will be returned without expense to (a) the person who surrendered them or (b) in the case of private notes surrendered by book-entry transfer into the exchange agent's account at DTC. The private notes will be credited to an account maintained with DTC as promptly as practicable.

BOOK-ENTRY TRANSFER

    The exchange agent will make a request to establish an account with respect to the private notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a

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
participant in DTC's systems may make book-entry delivery of private notes by causing DTC to transfer the private notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. However, although delivery of private notes may be effected through book-entry transfer at DTC, you have to transmit the letter of transmittal with any required signature guarantees and any other required documents to the exchange agent at the address appearing below under "--Exchange Agent" for its receipt on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

    If you wish to surrender your private notes and (a) your private notes are not readily available so you can meet the expiration date deadline or (b) you cannot deliver your private notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, you may still participate in the exchange offer if:

    - the surrender is made through an eligible institution;

    - prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing the name and address of the holder, the certificate number(s) of the private notes, if applicable, and the principal amount of private notes surrendered. The notice of guaranteed delivery must also state that the surrender is being made thereby and guarantee that, within five New York Stock Exchange trading days after the expiration date, the letter of transmittal, together with the certificate(s) representing the private notes in proper form for transfer or a book-entry confirmation, and any other required documents, will be deposited by the eligible institution with the exchange agent; and

    - the properly executed letter of transmittal, as well as the certificate(s) representing all surrendered private notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the expiration date.

    The exchange agent will send you a notice of guaranteed delivery upon your request if you wish to surrender your private notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided in this prospectus, you may withdraw your surrender of private notes at any time prior to the expiration date.

    To withdraw a surrender of private notes in the exchange offer, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth herein prior to the expiration date. Any notice of withdrawal must

    - specify the name of the person having deposited the private notes to be withdrawn,

    - identify the private notes to be withdrawn, including the certificate number or numbers, if applicable, and principal amount of the private notes, and

    - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the private notes were tendered.

All questions as to the validity, form, eligibility and time of receipt of notices will be determined by us, in our sole discretion, and our determination shall be final and binding on all parties. Any private notes so withdrawn will be deemed not to have been validly surrendered for purposes of the exchange offer, and no exchange notes will be issued unless the private notes so withdrawn are validly retendered. Properly withdrawn private notes may be resurrendered by following one of the procedures described above under

"--Procedures for Tendering" at any time prior to the expiration date.

TERMINATION OF CERTAIN RIGHTS

    All registration rights under the registration rights agreement benefiting the holders of the private notes will terminate when we consummate the exchange offer. That includes all rights to receive additional interest in the event of a registration default under the registration rights agreement. In any case we are under a continuing obligation, for a period of up to 180 days after the registration statement is declared effective, to keep the registration statement effective and to provide copies of the latest version of the prospectus to any broker-dealer that requests copies in the letter of transmittal for use in a resale.

EXCHANGE AGENT

    State Street Bank and Trust Company is the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery to the exchange agent, addressed as follows:

BY MAIL:

State Street Bank and Trust Company
Corporate Trust Department
P.O. Box 778
Boston, MA 02102-0078
Attn.: Kellie Mullen

(For Eligible Institutions Only)
Confirm by Telephone:
(617) 664-5587

BY HAND/OVERNIGHT DELIVERY:

State Street Bank and Trust Company
Corporate Trust Department
4th Floor
Two International Place
Boston, MA 02110
Attn.: Kellie Mullen

By Facsimile:
(617) 664-5290

State Street Bank and Trust Company also serves as trustee under the indenture and the 8 7/8% indenture.

FEES AND EXPENSES

    We will pay for the expenses of this exchange offer. The principal solicitation is being made by mail. However, additional solicitation may be made by telegraph, facsimile transmission, e-mail, telephone or in person by our officers and regular employees.

    We have not retained a dealer-manager for the exchange offer, and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees and out-of-pocket expenses.

    We will pay any transfer taxes applicable to the exchange of private notes. If, however, a transfer tax is imposed for any reason other than the exchange, then the amount of any transfer taxes will be payable by the person surrendering the notes. If you do not submit satisfactory evidence of payment of taxes or of an exemption with the letter of transmittal, the amount of those transfer taxes will be billed directly to you.

CONSEQUENCE OF FAILURE TO EXCHANGE

    Participation in the exchange offer is voluntary. You are urged to consult your financial and tax advisors in making your decisions on what action to take.

    Private notes that are not exchanged will remain "restricted securities" within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

    - to a person who the seller reasonably believes is a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A,

    - in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S under the Securities Act,

    - pursuant to an exemption from registration under the Securities Act provided by Rule 144, if available,

    - pursuant to an effective registration statement under the Securities Act, or

    - pursuant to another available exemption from the registration requirements of the Securities Act,

and in accordance with all other applicable securities laws.

ACCOUNTING TREATMENT

    For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. The expenses of the exchange offer will be amortized over the remaining term of the notes.

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
                       DESCRIPTION OF THE CREDIT FACILITY

    On June 12, 1997, Big Flower Press entered into its credit facility with a group of banks and Bankers Trust Company, as administrative agent and collateral agent, and Credit Suisse First Boston, as documentation agent. The credit facility was amended and restated on June 22, 1998. Pursuant to the credit facility, some of our existing and future domestic subsidiaries may borrow up to $530 million on a revolving credit basis. Of this amount $30.0 million is available as US dollar denominated swingline loans and up to $45.0 million is available as US dollar denominated letters of credit.

    The credit facility includes a sub-facility denominated in pounds sterling of up to $162 million on a US dollar equivalent basis. This permits some of our existing and future U.K. subsidiaries to borrow funds in pounds sterling on a revolving credit basis. Up to L20.0 million is available as pounds sterling denominated swingline loans and up to $45.0 million on a US dollar equivalent basis is available as letters of credit denominated in pounds sterling. Borrowings under the credit facility are available for general corporate purposes, permitted acquisitions and investments.

    Each of Big Flower Holdings, Big Flower Press and each other wholly-owned domestic subsidiary of Big Flower Holdings guaranteed all obligations of all of the subsidiaries borrowing under the credit facility. A number of wholly-owned U.K. subsidiaries of Big Flower Holdings guaranteed all obligations of the U.K. subsidiary borrowers under the credit facility. The domestic subsidiaries are joint and several borrowers under the credit facility, which means that the creditors may sue one or more subsidiaries separately or all together, at the creditor's option, for obligations under the credit facility, even if the subsidiary that is being sued for collection did not get the benefit from the extension of credit to the original borrowing subsidiary. The U.K. subsidiaries are joint and several borrowers under the pounds sterling sub-facility, for all obligations under the credit facility.

    Big Flower Holdings and each of its wholly-owned domestic subsidiaries, including Big Flower Press, have, subject to certain exceptions for insignificant holdings, pledged all of the stock and other equity interests and intercompany notes owned by them as collateral under the terms of the credit facility to secure their respective obligations under the credit facility or guaranty. However, no more than 65% of the voting common stock or other equity interests entitled to vote of each first-tier foreign subsidiary has been pledged. The U.K. subsidiary borrowers and certain of their wholly-owned U.K. subsidiaries have pledged all of the stock and other equity interests and intercompany notes owned by them as collateral under the terms of the credit facility to secure their respective obligations under the credit facility or guaranty, subject to some exceptions.

    The credit facility provides that the revolving credit facility terminates and all loans must be repaid on June 12, 2002. Under the credit facility, all outstanding loans other than swingline loans and loans denominated in pounds sterling bear interest at the applicable margin described below over, at our option, (a) base rate or (b) LIBOR. Base rate is defined as the higher of (x) 1/2 of 1% in excess of the "federal funds rate", as defined in the credit facility, and (y) the prime lending rate of Bankers Trust Company in effect from time to time.

    The applicable margin varies depending on Big Flower Holdings' leverage ratio, as tested on a rolling four quarter basis, and defined generally as the ratio of debt to a figure, including net income plus interest, as defined, taxes, depreciation and amortization, which is adjusted to include acquisitions, exclude non-recurring items and exclude gains or losses on asset sales (the "leverage ratio"). Each component of the leverage ratio has a specific definition which is contained in the credit facility. The applicable margin for LIBOR loans ranges from 0.50% to 1.75%. For base rate loans the applicable margin varies from 0.00% to 0.75%. Swingline loans denominated in US dollars bear interest at the applicable margin over base rate and letter of credit fees are charged at a rate, varying with the leverage ratio, from 0.50% to 1.75%. Outstanding loans denominated in pounds sterling, except for swingline loans denominated in pounds sterling, bear interest at the applicable margin for LIBOR loans over the Sterling Euro Rate plus the MLA Costs, as defined in the credit facility, incurred by the banks in order to comply with U.K. mandatory liquid asset requirements. Swingline loans denominated in pounds sterling bear interest at the Applicable Margin for LIBOR loans plus the overnight LIBOR rate plus MLA Costs.

    Big Flower Holdings may voluntarily terminate the banks' commitments under the credit facility at any time, subject to three business days' notice. The credit facility also provides for mandatory reductions of the banks' commitments in the event Big Flower Holdings, Big Flower Press or any of our respective subsidiaries incurs debt or issues preferred stock (other than certain permitted debt or preferred stock).

    The credit facility contains restrictions that include limitations on Big Flower Holdings and its subsidiaries with respect to:

    - the incurrence, creation and maintenance of liens (other that permitted liens),

    - the incurrence and maintenance of additional debt, subject to certain exceptions and an available basket amount,

    - mergers, acquisitions, purchases and sales of assets, subject to certain exceptions and an available basket amount,

    - sale and leaseback transactions,

    - changes in business conducted, and

    - dividends and other restricted payments (subject to available baskets).
    In addition, the credit facility contains a leverage ratio requirement of no greater than 4.25 to 1.0 until December 31, 1999 and thereafter no greater than
4.00 to 1.0. The minimum net interest coverage ratio is 2.25 to 1.0.

    The credit facility contains customary events of default, including:

    - failure by a subsidiary borrower to make principal payments or interest and fee payments within certain grace periods,

    - inaccuracy of representations and warranties in any material respects when made,

    - breach of covenants, in certain cases subject to grace periods,

    - failure by Big Flower Holdings, Big Flower Press or any of their respective subsidiaries to make payments in respect of certain indebtedness,

    - bankruptcy, insolvency or similar events with respect to Big Flower Holdings, Big Flower Press or any of their respective significant subsidiaries,

    - certain ERISA defaults,

    - material judgments that remain unsatisfied or unstayed for certain time periods, or

    - a change in control, as defined in the credit facility of Big Flower Holdings, Big Flower Press or any subsidiary borrower.

                        DESCRIPTION OF THE 8 7/8% NOTES

    The $350 million aggregate principal amount of the 8 7/8% notes were issued under the indenture dated as of June 20, 1997 between us and the trustee named therein. The 8 7/8% notes mature on July 1, 2007 and are not redeemable at our option until July 1, 2002. Thereafter, the 8 7/8% notes are redeemable at our option at various premiums declining to par on July 1, 2005.

    The 8 7/8% indenture contains provisions, substantially similar to those contained in the indenture, permitting optional redemption in the event of issuances of specified equity interests of Big Flower Press and any change of control and also requiring that we offer to purchase 8 7/8% notes in certain specified instances following a change of control or an asset sale, as defined in the indenture. In addition, the 8 7/8% indenture contains restrictive covenants, events of default and other provisions substantially similar to those contained in the indenture for the notes, as are described below under "Description of the Exchange Notes."

                       DESCRIPTION OF THE EXCHANGE NOTES

GENERAL

    The private notes were, and the exchange notes will be, issued under the indenture dated as of December 9, 1998 between Big Flower Press and State Street Bank and Trust Company, as trustee. The following description of the material provisions of the indenture is a summary only. More specific terms as well as the definitions of relevant terms can be found in the indenture and the Trust Indenture Act of 1939 that which is applicable to the indenture. Capitalized terms used in this prospectus and not otherwise defined shall have the meanings given to them in the indenture. For definitions of some terms used in this section, see "--Certain Definitions" below. References in this section to Big Flower Press include only Big Flower Press and Big Flower Holdings and not any subsidiaries of Big Flower Press. References in this section to the "notes" are references to both the private notes and the exchange notes.

    The private notes and the exchange notes will be considered collectively to be a single class for all purposes under the indenture, including waivers, amendments, redemptions and offers to purchase.

PRINCIPAL, MATURITY AND INTEREST

    The notes will be general unsecured obligations of Big Flower Press limited to $350.0 million in aggregate principal amount, of which $250.0 million were issued on December 9, 1998, in the form of private notes. In this prospectus we offer exchange notes in aggregate principal amount of $250.0 million in exchange for the private notes. Additional notes may be issued in one or more series, from time to time, subject to the limitations described below in "--Covenants--Limitation on Additional Indebtedness." The exchange notes will be issued only in fully registered form without coupons in denominations of $1,000 and any integral multiple.

    The exchange notes will mature on December 1, 2008. The exchange notes will bear interest at the yearly rate of 8 5/8% from the date of issuance, payable semiannually on January 1 and July 1 of each year, commencing July 1, 1999, to the registered holders of the exchange notes at the close of business on the June 15 or December 15 immediately before the interest payment date.

    Principal, any premium and interest on each of the exchange notes will be payable, and the exchange notes may be presented for registration of transfer or exchange, at the corporate trust office of the trustee or another office or agency of Big Flower Press as determined by us. At our option, payment of interest may be made by check mailed to the holders at the addresses appearing in the registry books maintained by the trustee, who will initially act as registrar for the exchange notes.

OPTIONAL REDEMPTION

    The exchange notes are not redeemable at our option before December 1, 2003, unless they are redeemed out of the net proceeds of certain issuances of equity interests of Big Flower Press, or in the case of a change of control. After December 1, 2003, the exchange notes can be redeemed partially or completely at our option, upon not less than 30 nor more than 60 days' notice, at the redemption prices expressed as percentages of the principal amount as described in the following table, plus accrued interest to the redemption date, if redeemed during the twelve-month period beginning December 1 of the years indicated in the table below:

YEAR                    PERCENTAGE
----------------------  -----------
2003..................     104.313%
2004..................     102.875%
2005..................     101.438%
2006 and afterwards...     100.000%

    At any time before December 1, 2001, we may also redeem up to 35% of the principal amount of the notes issued under the indenture with the net proceeds from issuances of its equity interests, other than redeemable stock, at a redemption price equal to 108.625% of principal amount, plus accrued interest to the redemption date. But, at least 65% of the principal amount of the notes issued under the indenture must remain outstanding after each redemption. Any redemption will be required to occur within 180 days after the receipt of the proceeds of the issuance of any equity interests. Equity interest means capital stock, warrants, options or other rights to acquire capital stock, excluding any debt security which is convertible into, or exchangeable for, capital stock.

    In addition, at any time on or before December 1, 2003, when a change of control occurs that has been approved by a majority of our board of directors as the board was constituted immediately before the change of control, we may redeem the exchange notes, only in whole at a redemption price equal to the principal amount of the notes plus the applicable premium, as described below, plus any accrued and unpaid interest to the date of redemption. We will mail notice of redemption of the exchange notes to holders of the exchange notes not more than 30 days following the occurrence of a change of control. We may not redeem the exchange notes pursuant to this paragraph if we have made an offer to repurchase the exchange notes with respect to the change of control.

    "applicable premium", with respect to an exchange note means the greater of:

    - 4.313% of the then outstanding principal amount of such exchange note and

    - (a) the present value of all remaining required interest and principal payments due on the exchange note and all premium payments relating to the exchange note, assuming a redemption date of December 1, 2003, computed using a discount rate equal to the Treasury rate plus 75 basis points minus (b) the then outstanding principal amount of the exchange note minus
      (c) accrued interest paid on the redemption date.

    "Treasury rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as it is compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two business days before the date fixed for redemption, most nearly equal to the then remaining term to December 1, 2003. If this Statistical Release is no longer published, any publicly available source of similar market data will be used. This is subject to the exception that if the then remaining term to December 1, 2003 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury rate shall be obtained by linear interpolation, calculated to the nearest one-twelfth of a year, from the weekly average yields of United States Treasury securities for which such yields are given. However, if the then remaining term to December 1, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

SELECTION AND NOTICE

    If we are not redeeming all of the exchange notes, the trustee will select exchange notes or portions of the notes for redemption by lot, proportionately or in a manner that it regards as appropriate and fair and in a manner that complies with any applicable legal requirements. Exchange notes may be redeemed in part in multiples of $1,000 principal amount only. Notice of redemption will be sent, by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to each holder whose exchange notes are to be redeemed at its address then shown on the registry books.

    If any exchange note is to be redeemed in part only, the notice of redemption that relates to such exchange note must state the portion of the principal amount of the note to be redeemed. A new exchange note in principal amount equal to the unredeemed portion of the note will be issued in the name of its holder when the original exchange note is cancelled. On and after any redemption date, interest will cease to accrue on the exchange notes or part of the notes called for redemption as long as we have deposited with the paying agent funds in satisfaction of the redemption price pursuant to the indenture.

CHANGE OF CONTROL

    In the event of a change of control, the date of such occurrence being the "change of control date", if either

    - Big Flower Press does not redeem the exchange notes as described under "--Optional Redemption," or

    - the change of control occurs after December 1, 2003,

Big Flower Press must notify the holders in writing of the occurrence and must make an offer to purchase, called the "change of control offer." This offer has to be made on a business day, the "change of control payment date", not later than 60 days following the occurrence of the change of control date. The offer must be for all notes then outstanding at a purchase price, the "change of control purchase price", equal to 101% of the principal amount of the notes, plus any accrued and unpaid interest to the change of control payment date.

We must mail a notice of a change of control offer not less than 30 days nor more than 45 days before the change of control payment date. The change of control offer is required to remain open from the time of mailing for at least 20 business days and until the close of business on the third business day prior to the change of control payment date.

The 8 7/8% indenture contains the same provisions with respect to a change of control. The definition of change of control is provided under "-- Certain Definitions -- Change of Control" below.

    If a change of control offer is made, we cannot guarantee that we will have available funds sufficient to pay the change of control purchase price for all of the notes that might be delivered by holders seeking to accept the change of control offer. In the event we are required to purchase outstanding notes pursuant to a change of control offer, we expect that we would seek third-party financing to the extent we do not have available funds to meet our purchase obligations. However, we cannot guarantee that we would be able to obtain the required financing. We are not required to make a change of control offer upon a change of control if a third party makes the change of control offer in compliance with the requirements applicable to a change of control offer made by Big Flower Press and purchases all notes validly surrendered and not withdrawn under such change of control offer.

    We will comply, to the extent applicable, with the requirements of Section 14(e) under the Exchange Act and any other securities laws or regulations in connection with the repurchase of the exchange notes pursuant to a change of control offer. To the extent that the provisions of any securities laws or regulations conflict with the "CHANGE OF CONTROL" provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the "CHANGE OF CONTROL" provisions of the indenture.

    Neither our board of directors nor the trustee may waive the covenant relating to a holder's right to redemption when a change of control occurs. The restrictions in the indenture on the ability of Big Flower Press and its restricted subsidiaries to incur additional indebtedness, to grant liens on their respective properties, to make restricted payments and to make asset sales may also make a takeover of Big Flower Press more difficult or discourage it, whether favored or opposed by our management. Carrying out change of control offers may sometimes require redemption or repurchase of the notes, and we connot guarantee that we or the acquiring party will have sufficient financial resources to do so.

    These restrictions and the restrictions on transactions with affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of Big Flower Press or any of its subsidiaries by our management. While the restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the indenture may not afford the holders of exchange notes protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

SUBORDINATION

    The payment of the principal of, premium, if any, and interest on the exchange notes will be subordinated in right of payment, as described in the indenture, to the prior payment in full in cash or cash equivalents of all senior indebtedness, whether outstanding on December 9, 1998 or incurred later. The payment includes any interest accruing subsequent to a bankruptcy or other similar proceeding, whether or not such interest is an allowed claim enforceable against Big Flower Press in a bankruptcy case.

    If any of our assets are distributed upon any dissolution, winding up, total or partial liquidation or reorganization of Big Flower Press, the holders of senior indebtedness will first be entitled to receive payment in full in cash or cash equivalents of all amounts payable under senior indebtedness. The payments will include interest after the commencement of any proceeding at the rate specified in the applicable Senior Indebtedness whether or not interest is an allowed claim enforceable against Big Flower Press in any such proceeding. Only then will the holders be entitled to receive any payment with respect to the notes. Until all obligations with respect to senior indebtedness are paid in full in cash or cash equivalents, any distribution to which the holders of the notes would be entitled will be made to the holders of senior indebtedness. This would also apply in any bankruptcy, insolvency, or receivership proceedings or upon any assignment for the benefit of creditors or any other marshalling of Big Flower Press' assets and liabilities,

    No direct or indirect payment by or on behalf of Big Flower Press of principal of, premium if any, or interest on the exchange notes will be made, if at the time of the payment, there exists a default in the payment of principal of, premium if any, or interest on any senior indebtedness, unless the default has been cured or waived by or on behalf of the holders of senior indebtedness or they waive the benefits of this provision. In addition, during the continuance of any other event of default with respect to any designated senior indebtedness, as described in the indenture, pursuant to which the maturity may be accelerated, upon the occurance of:

    - receipt by the trustee of written notice from the holders of a majority of the outstanding principal amount of the designated senior indebtedness or their representative, or

    - if such event of default results from the acceleration of the notes, the date of such acceleration,

no payment may be made by us upon or in respect of the exchange notes for a period, called the "payment blockage period", commencing on the earlier of the date of receipt of the notice or the date of acceleration and ending 179 days later.

    The payment blockage period can be terminated by written notice to the trustee from the holders of a majority of the outstanding principal amount of the designated senior indebtedness or their representative who delivered such notice. Despite anything in the indenture to the contrary, in no event will a payment blockage period last for more than 179 days. Not more than one payment blockage period may be commenced with respect to the exchange notes during any period of 360 consecutive days. For all purposes of this paragraph, no event of default which existed or was continuing on the date of the commencement of any payment blockage period can be the basis for a second payment blockage period by the holders of the same designated senior indebtedness or their representative whether or not within a period of 360 consecutive days unless the event of default was cured or waived for a period of not less than 90 consecutive days.

    If, despite the above, any payment or distribution of assets or securities of Big Flower Press is received by the trustee or the holders or any paying agent on account of principal of, premium if any, or interest on the exchange notes before all senior indebtedness is paid in full in cash or cash equivalents, the payment or distribution must be received and held in trust. This trust will be for the benefit of the holders of senior indebtedness according to the respective amounts of senior indebtedness held or represented by each. These amounts must be paid over or delivered to the holders of the senior indebtedness remaining unpaid to the extent necessary to make payment in full of all senior indebtedness remaining unpaid after giving effect to all concurrent payments and distributions to or for the holders of the senior indebtedness.

    As a result of these subordination provisions, in the event of a liquidation or insolvency, holders may recover less than creditors of Big Flower Press who are holders of senior indebtedness. The indenture will limit, subject to certain financial tests and specific exceptions, the amount of additional indebtedness, including senior indebtedness, that Big Flower Press and its subsidiaries can incur, as described in "-- Covenants--Limitation on Additional Indebtedness."

    The exchange notes will be structurally subordinated to all liabilities, including trade payables and capitalized lease obligations, of Big Flower Press' subsidiaries. Any right of Big Flower Press to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders to participate in those assets will be structurally subordinated to the claims of the subsidiary's creditors. At December 31, 1998,

    - Big Flower Press and its subsidiaries had, on a consolidated basis, approximately $735.8 million of debt, including capitalized lease obligations. This debt included $135.7 million of Senior Indebtedness, which included $108.8 million of subsidiaries' borrowings under the credit facility that are guaranteed by Big Flower Press, $350 million principal amount of 8 7/8% notes which will rank equally with the notes and $250 million principal amount of the private notes; and

    - the aggregate amount of liabilities including trade payables and amounts outstanding under the credit facility of our subsidiaries that effectively ranked senior to the notes was approximately $488.2 million.

    In addition, at December 31, 1998, some of our subsidiaries had significant commitments under operating leases and approximately $117.6 million was outstanding under the accounts receivable securitization.

    However, this structural subordination would not apply to the extent that Big Flower Press is itself recognized as a creditor of the subsidiary. In that case the claims of Big Flower Press would still be subject to any security interests in the assets of the subsidiary and any of its liabilities senior to those held by Big Flower Press. In addition Big Flower Press' claims may otherwise be challenged in a liquidation or reorganization proceeding of such a subsidiary. As of December 31, 1998, our subsidiaries owed us $633.1 million.

COVENANTS

    In the indenture, we agreed to restrictions that limit our own, as well as our restricted subsidiaries' ability to:

    - make restricted payments;

    - incur additional debt;

    - limit restricted subsidiaries' ability to pay dividends and make restricted payments;

    - create liens;

    - make asset sales that result in net proceeds over $1.5 million;

    - enter into transactions with affiliates;

    - merge or consolidate with another corporate entity or sell assets; and

    - create senior subordinated debt.

    There are various exceptions to all of these covenants. In addition, they are "restrictive covenants"--promises that we make to you about how we will run our business, or business actions that we promise not to take. A more detailed description of the restrictive covenants and the exceptions to them follows below.

    LIMITATION ON RESTRICTED PAYMENTS. We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly,

    (a) declare or pay any dividend or make any distribution on account of our capital stock which includes any shares, interests, participations, rights or other equivalents of corporate stock, or other equity interests, except for dividends or distributions payable in equity interests, other than redeemable stock of Big Flower Press,
    (b) purchase, redeem or otherwise acquire or retire for value any equity interests of Big Flower Press or

    (c) make any investment, except for a Permitted Investment, each of the actions in paragraphs (a) through (c) above sometimes are referred to as "Restricted Payments", if:
        (x) a Default or Event of Default has occurred and is continuing at the time of the Restricted Payment or will occur immediately after giving effect to it; or

        (y) immediately after the Restricted Payment and after giving effect to it on a PRO FORMA basis, we could not incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "LIMITATION ON ADDITIONAL INDEBTEDNESS" covenant without giving effect to clauses (a) through (p) of the second paragraph thereof; or

        (z) such Restricted Payment, together with the aggregate of all other Restricted Payments made after June 20, 1997, exceeds the sum of:
            - 50% of the amount of the Adjusted Consolidated Net Income of Big Flower Press for the period from January 1, 1997 through the end of Big Flower Press' fiscal quarter ending immediately prior to the time of the Restricted Payment; taken as one accounting period, or, if Adjusted Consolidated Net Income for that period is a deficit, 100% of the deficit, plus

            - 100% of the aggregate amounts contributed to the capital of Big Flower Press from and after June 20, 1997, plus

            - 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by our board of directors, of property other than cash received by Big Flower Press from and after June 20, 1997 from the issue or sale of equity interests of Big Flower Press. This excludes equity interests issued or sold to a restricted subsidiary and redeemable stock or any Indebtedness or security convertible into or exchangeable for any such equity interest that has been so converted or exchanged, excluding the net cash proceeds from issuances and sales of Equity Interests financed, directly or indirectly, using borrowed funds from Big Flower Press or any restricted subsidiary until and to the extent the borrowing is repaid, plus

            - $75.0 million.

    As of December 31, 1998, the amount available for Restricted Payments pursuant to this clause (z) was approximately $201.6 million.

    The foregoing provisions will not prohibit:

        (a) the payment of any dividend within 60 days after the date of its declaration, if at the date the payment would have complied with the provisions of the indenture;

        (b) (A) the retirement of any equity interests of Big Flower Press (the "Retired Equity Interests") either in exchange for or out of the net proceeds of the substantially concurrent sale, other than to a Restricted Subsidiary, of other Equity Interests of Big Flower Press (the "Refunding Equity Interests") other than any redeemable stock and

    (B) if the Retired Equity Interest constituted Qualified Preferred Stock, the declaration and payment of dividends on the Refunding Equity Interest in an aggregate amount per year no greater than the aggregate amount of dividends per year that was declarable and payable on the Retired Equity Interest immediately prior to such retirement to the extent such Refunding Equity Interest is designated to be Qualified Preferred Stock by Big Flower Press at the time of its issuance;

        (c) the repurchase, redemption or other acquisition or retirement for value of any equity interests of Big Flower Press issued to employees, officers or directors of Big Flower Press and its Subsidiaries pursuant to agreements containing provisions for the repurchase of the Equity Interests upon death, disability or termination of employment or directorship of the persons, or in accordance with Big Flower Press' insider trading policy, not to exceed $5.0 million in any fiscal year plus the aggregate cash proceeds from any reissuance during such fiscal year of equity interests by Big Flower Press to employees, officers or directors of Big Flower Press and its Subsidiaries plus the aggregate cash proceeds from any payments on life insurance policies with respect to any employees, officers or directors of Big Flower Press and its Subsidiaries which proceeds are used to purchase the equity interests of Big Flower Press held by any such employees, officers or directors;

        (d) the declaration and payment of dividends to holders of any class or series of Big Flower Press' preferred stock issued after December 9, 1998, which will include the declaration and payment of dividends on Refunding Equity Interests in excess of the dividends declarable and payable thereon pursuant to clause (b) of this paragraph; except that at the time of the issuance Big Flower Press' Fixed Charge Coverage Ratio for the four full fiscal quarters ending immediately prior to the date of the issuance would have been at least 1.25 to 1, determined on a pro forma basis as if the issuance was at the beginning of the four-quarter period, and at the time of issuance, the preferred stock is designated by Big Flower Press to be Qualified Preferred Stock; and

        (e) an investment in any Unrestricted Subsidiary either in exchange for equity interests of Big Flower Press (other than redeemable stock) or out of the proceeds of the sale (other than to a restricted subsidiary) of equity interests of Big Flower Press (other than redeemable stock) received by Big Flower Press not more than 12 months prior to the date of the Investment to the extent such sale of equity interests has not previously been included in any calculation under clause (z) above for purposes of permitting a Restricted Payment; provided that in the cases of clauses (c), except with respect to the repurchase of equity interests with insurance proceeds, (d) and (e), so long as no Default or Event of Default has occurred and is continuing at the time of the Restricted Payment or will occur immediately after giving effect to it.

    In determining the aggregate amount of Restricted Payments in accordance with clause (z) above, (1) no amounts expended under clause (c), only with respect to the use of insurance proceeds to repurchase equity interests, of the immediately preceding paragraph shall be included and (2) 100% of the amounts expended under clauses (a), (b), (c) (other than with respect to the repurchase of equity interests with insurance proceeds), (d) and (e) of the immediately preceding paragraph will be included.

    LIMITATION ON ADDITIONAL INDEBTEDNESS. We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness unless our Fixed Charge Coverage Ratio for the four full fiscal quarters ending immediately prior to the date the additional indebtedness incurred would have been at least 2.25 to 1, determined on a pro forma basis as if the additional Indebtedness had been created, incurred, issued, assumed or guaranteed at the beginning of the four-quarter period. This includes a pro forma application of the net proceeds of such indebtedness.

    The foregoing limitations will not apply to the incurrence of

        (a) indebtedness pursuant to the credit facility in an amount equal to $475.0 million;

        (b) Existing Indebtedness, including the 8 7/8% notes;

        (c) indebtedness represented by the notes in an aggregate principal amount equal to $250.0 million;

        (d) Capital Lease Obligations;
        (e) indebtedness constituting purchase money obligations for property acquired in the ordinary course of business or other similar financing transactions;
        (f) indebtedness incurred in connection with capital expenditures not to exceed 6% of net sales of Big Flower Press and its restricted subsidiaries in any fiscal year;

        (g) indebtedness constituting reimbursement obligations with respect to letters of credit, including, without limitation, letters of credit in respect of workers' compensation claims, issued for the account of Big Flower Press or a restricted subsidiary in the ordinary course of business, or other Indebtedness with respect to reimbursement-type obligations regarding workers' compensation claims;
        (h) additional indebtedness in an aggregate principal amount up to $45.0 million at any one time outstanding for Big Flower Press and its restricted subsidiaries;
        (i) indebtedness created, incurred, issued, assumed or given in exchange for, or the proceeds of which are used, to extend, refinance, renew, replace, substitute or refund any Indebtedness permitted under the indenture or any Indebtedness so issued, including any additional Indebtedness incurred to pay premiums and fees to refinance its indebtedness the ("Refinancing Indebtedness"); provided that

            (A) the principal amount of such Refinancing Indebtedness cannot exceed the outstanding principal amount of Indebtedness (including unused commitments) so extended, refinanced, renewed, replaced, substituted or refunded plus any amounts incurred to pay premiums and fees in connection therewith,

            (B) in the case of Refinancing Indebtedness for Indebtedness permitted under clause (b) of this paragraph (other than Senior Indebtedness), the Refinancing Indebtedness shall have an Average Life equal to or greater than the Average Life of the indebtedness being extended, refinanced, renewed, replaced, substituted or refunded and

            (C) to the extent such Refinancing indebtedness refinances Indebtedness subordinated to the notes, such Refinancing Indebtedness is subordinated to the notes at least to the same extent as the Indebtedness being extended, refinanced, renewed, replaced, substituted or refunded;

        (j) intercompany indebtedness incurred in connection with Investments in Unrestricted Subsidiaries; provided that such Investments are permitted by the "LIMITATION ON RESTRICTED PAYMENTS" covenant;

        (k) Indebtedness under raw material hedge agreements;

        (l) indebtedness under Currency Agreements and Interest Rate Agreements; provided that in the case of Currency Agreements which relate to other Indebtedness, such Currency Agreements do not increase the Indebtedness of Big Flower Press outstanding other than as a result of fluctuations in foreign currency exchange rates;

        (m) indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business;

        (n) indebtedness between Big Flower Press and any restricted subsidiary or between restricted subsidiaries;
        (o) guarantees by restricted subsidiaries of indebtedness of Big Flower Press or any restricted subsidiary if the Indebtedness so guaranteed is permitted under the indenture; and
        (p) Big Flower Press' obligations arising from the repurchase, redemption or other acquisitions of equity interests from employees, officers and directors of Big Flower Press and its Subsidiaries to the extent permitted by the "LIMITATION ON RESTRICTED PAYMENTS" covenant. Despite anything in the indenture to the contrary, the consummation of the transactions contemplated by the A/R securitization will not be deemed to be incurrence of indebtedness by Big Flower Press or by any restricted subsidiary.

    DIVIDENDS AND PAYMENT RESTRICTIONS. We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any restricted subsidiary to:

        (a) pay dividends or make any other distributions on its capital stock, or any other interest or participation in, or measured by, its profits, owned by Big Flower Press or any of its restricted subsidiaries, or pay any indebtedness owed to Big Flower Press or any of its restricted subsidiaries,
        (b) make loans or advances to Big Flower Press or any of its restricted subsidiaries or

        (c) transfer any of its properties or assets to Big Flower Press or any of its restricted subsidiaries, except for encumbrances or restrictions existing under or by reason of:

            (A) the terms (as in effect on December 9, 1998) of Existing Indebtedness,

            (B) the terms (as in effect on December 9, 1998) of the credit facility,

            (C) the terms of indebtedness of Big Flower Press or any of its restricted subsidiaries incurred in accordance with the "LIMITATION ON ADDITIONAL INDEBTEDNESS" covenant; PROVIDED that the terms of any such indebtedness constitute no greater encumbrance or restriction on the ability of any restricted subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than the encumbrances or restrictions imposed by the terms of the credit facility as in effect on December 9, 1998,

            (D) the terms of the indenture and the notes,

            (E) applicable law,

            (F) customary non-assignment provisions entered into in the ordinary course of business and consistent with past practices,

            (G) the terms of purchase money obligations for property acquired in the ordinary course of business, but only to the extent that such purchase money obligations restrict or prohibit the transfer of the property so acquired,

            (H) any encumbrance or restriction with respect to a Restricted Subsidiary that was not a restricted subsidiary on December 9, 1998, which encumbrance or restriction is in existence at the time such person becomes a restricted subsidiary or is created on the date it becomes a restricted subsidiary,

            (I) any encumbrance or restriction with respect to a restricted subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all the capital stock or assets of such restricted subsidiary,

            (J) the terms of the A/R securitization, or

            (K) any encumbrance or restriction existing under any amendment to, and any agreement which refinances or replaces, the agreements described in clauses (A), (B), (C), (D), (H) and (J);

except that the terms and conditions of any encumbrances or restrictions contained in any amendment or agreement as determined in good faith by our board of directors constitute no greater encumbrance or restriction on the ability of any restricted subsidiary to pay dividends or make distributions, make loans or advances or transfer properties or assets than those under or pursuant to the agreement evidencing the Indebtedness or obligations as amended, refinanced or replaced.

    Nothing contained in this covenant will prevent Big Flower Press or a restricted subsidiary from entering into any agreement permitting or providing for the incurrence of Liens otherwise permitted by the "LIMITATION ON LIENS" covenant.

    LIMITATION ON LIENS. We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any lien, other than Permitted Liens, upon any asset now owned or later acquired by us, or any income or profits from it nor assign or convey any right to receive income from it. Despite the above limitation, we or any of our restricted subsidiaries may create or assume any Lien upon our properties or assets if we will cause the notes to be equally and ratably secured with all other indebtedness secured by that Lien for so long as the other indebtedness is so secured.

    LIMITATION ON ASSET SALES. We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly, consummate any Asset Sale that results in Net Proceeds in excess of $1.5 million. This prohibition includes the sale of any of the capital stock of any restricted subsidiary. However, an Asset Sale is allowed if it is for fair market value as determined by our board of directors acting reasonably and in good faith and we or the relevant restricted subsidiary apply the Net Proceeds from the Asset Sale to one or more of the following in a combination we choose

        (a) an investment in assets, including Capital Stock or other securities purchased in connection with the acquisition of Capital Stock or property of another person, used or useful in businesses similar or ancillary to the business of Big Flower Press or its restricted subsidiaries as conducted at the time of such Asset Sale; provided that the investment occurs on or before to the 366th day after the date of the Asset Sale (the "Asset Sale Payment Date");

        (b) a Net Proceeds Offer expiring on or before the Asset Sale Payment Date; or

        (c) in the case of an Asset Sale by us, the purchase, redemption or other prepayment or repayment of outstanding Senior Indebtedness on or before the Asset Sale Payment Date and, in the case of an Asset Sale by any restricted subsidiary, the purchase, redemption or other prepayment or repayment of any Indebtedness of the restricted subsidiary on or before the Asset Sale Payment Date. However, any prepayment or repayment of amounts outstanding under the credit facility in excess of $20 million in the aggregate after December 9, 1998 will permanently reduce the commitment.

           Despite these restrictions, in the event such Net Proceeds, after giving effect to any investment or payment permitted by clause (a) or (c) above (the "Excess Proceeds"), are less than $15.0 million, the application of these Excess Proceeds to a Net Proceeds Offer may be deferred until the Excess Proceeds, plus the aggregate amount of any subsequent Net Proceeds not otherwise invested or applied to repay amounts outstanding under the Senior Indebtedness of Big Flower Press or under the Indebtedness of any restricted subsidiary are at least equal to $15.0 million. At that time, we must apply all the Excess Proceeds to a Net Proceeds Offer. Upon completion of a Net Proceeds Offer, the amount of Excess Proceeds will be reset at zero.

    For purposes of clause (b) of the preceding paragraph, we will apply that portion of the Net Proceeds of the Asset Sale required to make a tender offer in accordance with applicable law (a "Net Proceeds Offer") to repurchase notes at a price not less than 100% of the principal amount plus accrued and unpaid interest to the date of repurchase. That date must be at least 30 days and not more than 45 days after the date of mailing of the Net Proceeds Offer (the "Net Proceeds Payment Date"). We may, at our option, receive credit against any Net Proceeds Offer for the principal amount of notes acquired by Big Flower Press or any of its Subsidiaries and surrendered for cancellation within six months prior to or at any time after the date of the Asset Sale relating to the Net Proceeds Offer and before the Net Proceeds payment date. Any Net Proceeds Offer will be made by us only if and to the extent permitted under, and subject to prior compliance with, the terms of any agreement governing Senior Indebtedness of Big Flower Press or indebtedness of a restricted subsidiary.

    If we commence a Net Proceeds Offer and our securities ranking equally in right of payment with the notes are outstanding at the commencement of the Net Proceeds Offer, and the terms of the securities provide that a similar offer must be made, as is the case with the 8 7/8% notes, then the Net Proceeds Offer for the notes must be made concurrently with the other offer. Securities of each issue will then be accepted pro rata in proportion to the aggregate principal amount of securities of each issue which the holders of securities of that issue elect to have purchased. After the last date on which holders are permitted to surrender their notes in a Net Proceeds Offer, we will not be restricted under the "LIMITATION ON ASSET SALES" covenant of the indenture to use any remaining Net Proceeds available to make the Net Proceeds Offer that were not used to redeem notes.

    Despite the above, if, at the time of an Asset Sale by Big Flower Press or any restricted subsidiary, Big Flower Press' Fixed Charge Coverage Ratio for the four fiscal quarter period ending immediately before the date of the Asset Sale would have been at least 2.75 to 1, determined on a pro forma basis as if the Asset Sale occurred at the beginning of that four-quarter period, then any Net Proceeds received will not be subject to the "LIMITATION ON ASSET SALES" covenant.

    Each Net Proceeds Offer will be mailed to the record holders within 15 days following our determination to make the Net Proceeds Offer and must comply with the procedures described in the indenture. We will provide the trustee with written notice of the determination as soon as we have it made. Upon receiving notice of the Net Proceeds Offer, holders may elect to surrender their notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent holders properly surrender notes in an amount exceeding the holders' proportionate share of the Net Proceeds, notes of surrendering holders will be repurchased on a proportionate basis. We will make adjustments as we may deem appropriate so that only notes in denominations of $1,000 or integral multiples of $1,000 shall be acquired. A Net Proceeds Offer will remain open from the time of mailing for at least 20 business days and until the close of business on the third business day before to the Net Proceeds Payment Date.

    We will comply with the applicable requirements of Section 14(e) under the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "LIMITATION ON ASSET SALES" provision of the indenture, we will comply with the applicable securities laws and will not be deemed to have breached our obligations under the "LIMITATION ON ASSET SALES" provisions of the indenture by doing so.

    TRANSACTIONS WITH AFFILIATES. We will not, and will not permit any of our restricted subsidiaries to, directly or indirectly, enter into any transaction, such as the purchase, sale, lease or exchange of any property or the rendering of any service, with any affiliate, except for

    - transactions, including any investments, loans or advances by or to any affiliate, the terms of which in good faith are fair and reasonable to us or such restricted subsidiary and are at least as favorable as the terms that could be obtained by us or the restricted subsidiary in a comparable transaction made on an arms' length basis between unaffiliated parties. This must be determined by our board of directors acting reasonably and in good faith and as evidenced by a resolution of the board of directors. There are the following exceptions in the case of any transaction with an affiliate which involves more than $10.0 million, if:

        (A) such transaction is entered into in the ordinary course of business of Big Flower Press or its restricted subsidiaries,
        (B) a majority of the directors of Big Flower Press unaffiliated with the affiliate or, if there are no such directors, a majority of the directors of Big Flower Press approve the transaction or

        (C) we or the restricted subsidiary delivers to the trustee and the holders a written opinion of a nationally recognized investment banking firm stating that such transaction is fair to Big Flower Press or the restricted subsidiary from a financial point of view,

    - payments by us or any of our restricted subsidiaries made pursuant to any financial advisory, financing, underwriting or placement agreement. However, the terms of any such arrangement or agreement must, in good faith, be fair and reasonable to Big Flower Press or such Restricted Subsidiary, again as determined by our board of directors,

    - any Restricted Payment not otherwise prohibited under the "LIMITATION ON RESTRICTED PAYMENTS" covenant,

    - the payment of reasonable and customary regular fees to directors of Big Flower Press and its subsidiaries who are not employees of Big Flower Press or its subsidiaries,

    - advances or loans to employees, officers and directors of Big Flower Press and its Subsidiaries permitted by clauses (iii) and (iv) of the definition of Permitted Investments, and

    - transactions between or among any of Big Flower Press and its restricted subsidiaries.

    LIMITATION ON MERGERS, CONSOLIDATIONS OR SALES OF ASSETS. We will not in, a single transaction or a series of related transactions, consolidate with, or merge with or into another person, or directly or indirectly sell, transfer, lease or convey substantially all of our properties and assets, to another person, except any restricted subsidiary. In connection with a merger of Big Flower Press with any restricted subsidiary, no consideration, other than common stock in the surviving corporation or Big Flower Press can be issued or distributed to the stockholders of Big Flower Press. Nor will we permit any person to merge with or into us unless:

        (a) We are the continuing person, or the person--if other than Big Flower Press--formed by such consolidation or into which Big Flower Press is merged or to which the properties and assets of Big Flower Press are transferred is a corporation or partnership organized and existing under the laws of the United States or any State thereof or the District of Columbia and must expressly assume, by signing a supplemental indenture and delivering it to the trustee, in form reasonably satisfactory to the trustee, all of the obligations of Big Flower Press under the notes and the indenture;

        (b) immediately before and immediately after giving effect to such transaction or series of transactions, no Default or

    Event of Default under the indenture exists; and

        (c) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis, including any Indebtedness incurred or assumed in anticipation of or in connection with such transaction or series of transactions, we could incur $1.00 of additional Indebtedness under the first paragraph of the "LIMITATION ON ADDITIONAL INDEBTEDNESS" covenant described above. This will not give effect to clauses (a) through (p) of the second paragraph of the "LIMITATION ON ADDITIONAL INDEBTEDNESS."

    LIMITATION ON CREATION OF SENIOR SUBORDINATED DEBT. We will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is expressly by its terms subordinate or junior in right of payment to any Senior Indebtedness and senior in any respect in right of payment to the notes.

SUPPLEMENTAL INDENTURES

    We and the trustee, can without notice to or the consent of the holders, enter into one or more supplemental indentures for specified reasons, including the following:

        (a)  to cure ambiguities, defects or inconsistencies;

        (b) to add additional covenants for the benefit of the holders or to surrender any right or power given to Big Flower Press in the indenture or to make any other change that does not adversely affect the rights of any holder. Yet in making such change, the trustee may rely upon an opinion of counsel stating that the change does not adversely affect the rights of any holder,

        (c)  to provide for collateral for the notes,

        (d) to evidence the succession of another person to Big Flower Press and the assumption by any such successor of the obligations of Big Flower Press in accordance with the indenture and the notes,

        (e)  to provide for uncertificated notes and

        (f) to effect or maintain the qualification of the indenture under the Trust Indenture Act.

    Without impairing the absolute and unconditional right of holders to receive principal, premium, if any, and interest, other modifications, amendments or supplements to the indenture or the notes may be made with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding notes. These modifications, amendments or supplemental indentures will be binding on every holder, whether or not the holder has consented thereto.

    However, no modification, amendment or supplemental indenture can, without the consent of holders of each outstanding note affected thereby, among other things,

        (a) reduce the percentage of principal amount of notes whose holders must consent to an amendment, supplement or waiver of any provision of the indenture or the notes;

        (b) reduce the rate or extend the time for payment of interest on any note;

        (c) reduce the principal amount of any note or reduce the redemption or repurchase price thereof;

        (d) change the Maturity Date, the Net Proceeds Payment Date or the Change of Control Payment Date;

        (e) alter the purchase price in connection with any repurchase of notes described in the "LIMITATION ON ASSET SALES" covenant or under the "CHANGE OF CONTROL" provisions in any manner adverse to any holder;

        (f) make any changes in the provisions concerning waivers of Defaults or Events of Default by holders or the rights of holders to recover the principal of, or any premium, or interest on, or redemption payment with respect to, any note;

        (g)  make any changes relating to

            (1) the right of the trustee to file proof of claim in any bankruptcy or similar proceeding, or

            (2) the limitation on the right of holders to direct the trustee to institute legal proceedings with respect to the indenture or to that provision;

        (h) waive a Default or Event of Default in the payment of principal of or premium, if any or interest on the notes or that resulted from a failure to make the payments required by the "LIMITATION ON ASSET SALES" covenant or the "CHANGE OF CONTROL" provisions;

        (i) make the principal of, or the interest on, any note payable with anything or in any manner other than as provided for in the indenture and the notes as in effect on the Issue Date; or

        (j) make any change in the subordination provisions of the indenture and the notes in a manner that adversely affects the holders.

EVENTS OF DEFAULT AND REMEDIES

    Events of Default under the indenture include the following:

        (a) default in the payment of interest on any notes when they are due and the continuance of the default for a period of 30 days;

        (b) default in the payment of all or any part of the principal of, or any premium on, any notes when and as they are due at maturity, or upon acceleration, redemption or otherwise, including default in the payment of the purchase price required to be offered in a Net Proceeds Offer or a change of control offer;

        (c) failure by Big Flower Press and its subsidiaries to comply with any of the other agreements or covenants in or provisions of the notes or the indenture which failure continues for a period of 45 days after written notice specifying it and demanding that Big Flower Press remedy it has been given

            (1)  to Big Flower Press by the trustee or

            (2) to Big Flower Press and the trustee by holders of at least 25% in aggregate principal amount of notes then outstanding;

        (d) default under any mortgage, indenture or instrument under which there may be issued or evidenced any indebtedness for borrowed money by Big Flower Press or any of its restricted subsidiaries, or the payment of which is guaranteed by Big Flower Press or any of its restricted subsidiaries whether it already exists or is created later, if either

            (1) the default results from the failure to pay the final scheduled principal installment in an amount of at least $15.0 million in respect of any such indebtedness on the stated maturity date, after giving effect to any applicable grace periods, or

            (2) as a result of the default the maturity of the indebtedness has been accelerated prior to its express maturity. And the principal amount of the indebtedness, together with the principal amount of any other indebtedness which remains unpaid upon its final maturity after the expiration of any applicable grace period, or the maturity of which has been so accelerated, aggregates $15.0 million or more;

        (e) a final judgment or final judgments for the payment of money, or the issuance of any warrant of attachment against any portion of the property or the assets of Big Flower Press or any of its restricted subsidiaries, that in the aggregate, equal or exceed $15.0 million at any one time, is entered against Big Flower Press or any of its restricted subsidiaries, and the judgment or judgments or warrant of attachment is not discharged, satisfied, stayed, annulled or rescinded within 60 days; or

        (f) specified events of bankruptcy, insolvency or reorganization with respect to

    Big Flower Press or a Significant Restricted Subsidiary.

    If a Default or an Event of Default occurs and is continuing and if it is known to the trustee, the trustee must mail to each holder a notice of the Default or Event of Default within 30 days after it occurs or, if later, within 10 days after such Default or Event of Default becomes known to the trustee, unless the Default or Event of Default has been cured. Except in the case of a Default or Event of Default in the payment of principal of, premium, if any, or interest on, any note, the trustee may withhold the notice if and for as long as a committee of its trust officers in good faith determines that withholding the notice is in the interest of the holders.

    If an Event of Default, other than an Event of Default described in clause
(f) of the second preceding paragraph with respect to Big Flower Press, happens, then, and in every such case either the trustee or the holders of not less than 25% in aggregate principal amount of the then outstanding notes, by notice in writing to Big Flower Press, and to the trustee if given by holders, may declare all of the unpaid principal of, premium, if any, and accrued interest to be due and payable immediately. This will not apply if the principal of all notes has already become due, in the event of a declaration of acceleration because of an Event of Default described in clause (d) above has occurred and is continuing.

    That declaration will be automatically annulled if

    - the payment default is cured or waived or the holders of the indebtedness which is the subject of the event of default have rescinded their declaration of acceleration in respect of the indebtedness within 60 days and the trustee has received written notice of the cure, waiver or rescission, and

    - no other Event of Default described in clause (d) above has occurred that has not been cured or waived within 60 days of the declaration of acceleration, and

    - (1) the repayment of indebtedness or annulment of acceleration would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except non-payment of principal or interest which have become due solely due to such acceleration, have been cured or waived. If an Event of Default specified in clause (f) above with respect to Big Flower Press occurs, all unpaid principal of, any premium, applicable to, and accrued interest due and payable on all the outstanding notes will become immediately due without any declaration or other act on the part of the trustee or any holder.

    The provisions described above, however, are limited by the condition that if, at any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in aggregate principal amount of the then outstanding notes, by written notice to Big Flower Press and the trustee, may waive, on behalf of all holders, a Default or an Event of Default if:

        (a)  we have paid or deposited with the trustee a sum sufficient to pay

            (1)  all overdue interest on all notes,

            (2) the principal of and any premium, applicable to any notes which would become due otherwise than by such declaration of acceleration, and interest thereon at the rate borne by the notes,

            (3) to the extent that payment of interest is lawful, interest on overdue interest at the rate borne by the notes and

            (4) all sums paid or advanced by the trustee under the indenture and the compensation, expenses, disbursements and advances of the trustee, its agents and counsel, and

        (b) all Events of Default, other than the nonpayment of the principal of the notes which have become due solely by declaration of acceleration, have been cured or waived. Despite the previous sentence, no waiver will be effective for any Default or Event of Default in the payment of the principal of, any premium, or interest on any note held by a nonconsenting holder or any Default or Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each then outstanding note, unless all affected holders agree, in writing, to waive the Default or Event of Default. No such waiver will cure or waive any subsequent default or impair any right consequent thereon.

    Prior to the declaration of acceleration of the maturity of the notes, the holder or holders of not less than a majority in aggregate principal amount of the notes at the time outstanding by written notice to Big Flower Press and the trustee may waive on behalf of all the holders any past default under the indenture and its consequence. However, a default in the payment of principal, any premium, or interest on any note or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding note affected cannot be waived.

    The trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders unless the holders have offered to the trustee reasonable security or indemnity. The holders of a majority in aggregate principal amount of the notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee, limited however by all the provisions of the indenture and applicable law.

    We are required to furnish the trustee, after having become aware of any Default or Event of Default under the indenture:

    - an officers' certificate specifying the default and

    - within 120 days after the end of each fiscal year an officers' certificate to the effect that the officers executing the same have conducted, or supervised, a review of the activities of Big Flower Press and its Subsidiaries and of performance under the indenture and that, to the officers' knowledge, based on their review, Big Flower Press has fulfilled all of its obligations under the indenture, or, if there has been a failure to comply with the obligations, describing the failure with particularity.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Big Flower Press may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding notes, this is referred to as legal defeasance. Legal defeasance means that Big Flower Press is deemed to have paid and discharged the entire indebtedness represented by the outstanding notes, except for:

    - the rights of holders to receive payments in respect of the principal, premium, if any, and interest when and to the extent such payments are due,

    - Big Flower Press' obligations with respect to registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payments,

    - the rights, powers, trust, duties and immunities of the trustee and Big Flower Press' obligations in connection therewith and

    - the legal defeasance provisions of the indenture.

    In addition, Big Flower Press may, at its option and at any time, elect to have the obligations of Big Flower Press released with respect to certain covenants that are described in the indenture, this is referred to as "covenant defeasance." After that any omission to comply with the obligations shall not constitute a Default or Event of Default with respect to the notes. In the event covenant defeasance occurs, certain events, but not including non-payment, bankruptcy, receivership, reorganization and insolvency events, described under "Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

    In order to exercise either legal defeasance or covenant defeasance,

        (a) We must irrevocably deposit with the trustee, in trust, for the benefit of the holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination of the two, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

        (b) in the case of legal defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (A) we have received from, or there has been published by, the IRS a ruling or
    (B) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based on such ruling or change the opinion of counsel shall confirm that, the holders will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

        (c) in the case of covenant defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

        (d) no Default or Event of Default exists on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

        (e) the legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under the indenture or any other material agreement or instrument to which Big Flower Press or any of its restricted subsidiaries is a party or by which Big Flower Press or any of its restricted subsidiaries is bound;

        (f) we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders over any other creditors of Big Flower Press or with the intent of defeating, hindering, delaying or defrauding any other creditors of Big Flower Press or others;

        (g) we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the legal defeasance or the covenant defeasance have been complied with;

        (h) we must deliver to the trustee an opinion of counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness, including those arising under the indenture and (B) after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

        (i)  certain other customary conditions precedent are satisfied.

    Despite the above, the opinion of counsel required by clause (b) above need not be delivered if all notes not previously delivered to the trustee for cancellation (x) have become due, (y) will become due and payable on the maturity date within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in our name and at our expense.

SATISFACTION AND DISCHARGE

    The indenture will be discharged and will cease to be of further effect, except as to surviving rights or registration of transfer or exchange of the notes, as expressly provided for in the indenture, as to all outstanding notes when

        (a)  either

            (1) all the notes previously authenticated and delivered, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has previously been deposited in trust or segregated and held in trust by us and afterwards repaid to us or discharged from such trust, have been delivered to the trustee for cancellation, or

            (2) all notes not theretofore delivered to the trustee for cancellation have become due and we have irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not previously delivered to the trustee for cancellation, for principal of, premium, if any, and interest on the notes to the date of deposit together with irrevocable instructions from Big Flower Press directing the trustee to apply the funds to the payment at maturity or redemption;

    (b) we have paid all other sums payable under the indenture by us; and

    (c) we have delivered to the trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No past, present or future director, officer, employee, incorporator or stockholder of Big Flower Press, in that capacity, will have any liability for any obligations of Big Flower Press under the indenture or the notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the notes by accepting a note waives and releases all of that liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that such a waiver is against public policy.

TRANSFER AND EXCHANGE

    A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents. We may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed. For more specific information, see "Book-Entry; Delivery and Form."

    The registered holder of a note will be treated as the owner of it for all purposes.

CONCERNING THE TRUSTEE

    The indenture contains some limitations on the rights of the trustee, should it become a creditor of Big Flower Press, to obtain payment of claims in some cases, or to realize on some property received in respect of any claim as security or otherwise. The trustee will be permitted to engage in other transactions. However, if it acquires any conflicting interest, it must eliminate such conflict within ninety days, apply to the SEC for permission to continue, or resign.

    The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an uncured event of Default shall occur, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs.

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
Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders, unless they shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.
ADDITIONAL INFORMATION

    The indenture provides that Big Flower Press will deliver to the trustee within 15 days after the filing of the same with the SEC, copies of the quarterly and annual report and of the information, documents and any other reports, which Big Flower Press is required to file with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act. The indenture further provides that, despite the fact that Big Flower Press may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Big Flower Press will file with the SEC, to the extent permitted, and provide the trustee and holders with those annual reports and information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act. Big Flower Press will also comply with the other provisions of Section 314(a) of the Trust Indenture Act.

CERTAIN DEFINITIONS

    Set out below are the definitions of certain terms contained in the indenture.

    "ADJUSTED CONSOLIDATED NET INCOME" means, with respect to any person for any period, (a) the Consolidated Net Income of such person for such period plus (b) in the case of Big Flower Press and its Restricted Subsidiaries,

    (A) all cash received during such period by Big Flower Press or any Restricted Subsidiary from its Unrestricted Subsidiaries but only to the extent that Big Flower Press elects to so include such cash payments (in whole or in part) in Adjusted Consolidated Net Income and not as a reduction in the carrying value of the Investment in such Unrestricted Subsidiary (whether or not in accordance with GAAP), such election to be made prior to the making of a Restricted Payment based upon such cash received, and


    (B) amortization, depreciation and other non-cash charges relating to acquisitions by Big Flower Press since its formation, including goodwill, non-compete agreements, the stepped-up basis on assets acquired and deferred financing costs, in each case to the extent such items reduced Consolidated Net Income. Each item of Adjusted Consolidated Net Income will be determined in conformity with GAAP, except as set forth in this definition and except that, for purposes of the application of Accounting Principles Board Opinions Nos. 16 and 17, such person may select an amortization practice allowable by GAAP up to 40 years, notwithstanding the use of a different amortization in such person's consolidated financial statements. Any designation of a Subsidiary of Big Flower Press as a Restricted Subsidiary or Unrestricted Subsidiary at or prior to the time of the calculation of Adjusted Consolidated Net Income of a Subsidiary will be treated as if it had occurred at the beginning of the applicable period.

    "AFFILIATE" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. A person shall be deemed to "control" (including the correlative meanings, the terms "controlling," "controlled by," and "under common control with") another person if the controlling person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies, of the controlled person, whether through ownership of voting securities, by agreement or otherwise.

    "A/R SECURITIZATION" means the receivables facility in effect on the Issue Date in the amount of $150 million, pursuant to which (x) Big Flower Press' Subsidiaries from time to time sell or otherwise transfer accounts receivable and related assets to a special-purpose corporation (the "Receivables Subsidiary") and (y) the Receivables Subsidiary sells or otherwise transfers accounts receivable and related assets (or interests therein) to the purchasers, as the same may be amended, modified, supplemented, extended, renewed, refunded, refinanced, restructured or replaced from time to time (including, without limitation, any extention of maturity thereof, or the inclusion of additional purchasers thereunder).

    "ASSET SALE" means, with respect to any person, in one or a series of related transactions, the sale, lease, conveyance, disposition or other transfer by the referent person of any of its assets (including by way of sale and leaseback and including the sale or other transfer or issuance of any of the Capital Stock of any Subsidiary of the referent person); PROVIDED that notwithstanding the foregoing, the term "Asset Sale" shall not include the sale, lease, conveyance, disposition or other transfer of

    (a) all or substantially all of the assets of Big Flower Press, as permitted pursuant to the "LIMITATION ON MERGERS, CONSOLIDATIONS OR SALES OF ASSETS" covenant,

    (b) any assets between Big Flower Press and any Restricted Subsidiary,

    (c) (A) cash and cash equivalents, (B) inventory and (C) any other tangible or intangible asset, in each case in the ordinary course of business of Big Flower Press or its Restricted Subsidiaries,
    (d) the sale of accounts receivable pursuant to the A/R Securitization, or

    (e) the sale or discount, in each case without recourse, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof.
    "AVERAGE LIFE" means, as of the date of determination, with respect to any security or instrument, the quotient obtained by dividing (a) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment or, in the case of Redeemable Stock, each successive scheduled mandatory redemption payment of such security or instrument multiplied by the amount of such principal payment or, in the case of Redeemable Stock, mandatory redemption payment by (b) the sum of all such principal payments or, in the case of Redeemable Stock, mandatory redemption payment.

    "CAPITAL LEASE OBLIGATION" means, with respect to any person, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease which would at such time be required to be capitalized on the balance sheet of such person in accordance with GAAP.

    "CAPITAL STOCK" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock.

    "CHANGE OF CONTROL" means (a) an event or series of events by which any Person (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner (as defined under Rule 13d-3 under the Exchange
Act) directly or indirectly of more than 50% of the combined voting power of the then outstanding securities of Big Flower Press ordinarily (and apart from rights accruing under certain circumstances) having the right to vote in the election of directors or (b) the replacement of a majority of the Board of Directors of Big Flower Press over a one-year period from the directors who constituted the Board of Directors at the beginning of such period, which replacement shall not have been approved by the Board of Directors as so constituted at the beginning of such period or (1) by directors whose nomination for election by the stockholders of Big Flower Press was approved by such Board of Directors or (2) by directors elected by such Board of Directors or (3) by directors approved in the same manner as (1) or (2) above that were nominated or elected by directors approved as set forth in (1) or (2) above. Notwithstanding the foregoing, a Change of Control shall not be deemed to have occurred if one or more of the above events occurs or circumstances exist and, after giving effect to the transaction giving rise to such events or circumstances, Big Flower Press' Fixed Charge Coverage Ratio is 3.0 to 1 or greater.

    "CONSOLIDATED EBITDA" means, with respect to any person for any period and without duplication, the Adjusted Consolidated Net Income of such person for such period plus (a) provision for taxes based on income or profits to the extent such provision for taxes was included in computing Adjusted Consolidated Net Income, plus (b) consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments), plus (c) depreciation, amortization and other non-cash charges to the extent such depreciation, amortization and other non-cash charges were deducted in computing Adjusted Consolidated Net Income (including amortization of goodwill and other intangibles).

    "CONSOLIDATED FIXED CHARGES" means, with respect to any person for any period, the (a) consolidated Interest Expense, whether paid or accrued, to the extent such expense was deducted in computing Adjusted Consolidated Net Income (including amortization of original issue discount and non-cash interest payments) and (b) aggregate amount of all dividends paid or accumulated by such person during such period on Qualified Preferred Stock and all cash dividend payments by such person during such period on all series of other preferred stock of such person and its Subsidiaries, other than dividends paid by such person during such period on preferred stock of Unrestricted Subsidiaries and dividends paid to such person or its Subsidiaries (other than in the case of Big Flower Press and its Restricted Subsidiaries, Unrestricted Subsidiaries) times a fraction, the numerator of which is one and the denominator of which is one minus the then Current Effective Consolidated Tax Rate of such person during such period.

    "CONSOLIDATED NET INCOME" means, with respect to any person for any period, the aggregate net income (or loss) of such person and its Subsidiaries (other than, in the case of Big Flower Press and its Subsidiaries, Unrestricted Subsidiaries) for such period, on a consolidated basis, determined in accordance with GAAP; PROVIDED that

        (a) the net income (or loss) of any person which is not a Subsidiary of the referent person or is accounted for by the equity method of accounting by such referent person shall be included only to the extent of the amount of cash dividends or distributions (including tax sharing payments) paid to the referent person during such period or a Subsidiary of the referent person (other than, in the case of Big Flower Press and its Restricted Subsidiaries, Unrestricted Subsidiaries),

        (b)  except to the extent includible pursuant to the foregoing clause
    (a), the income (or loss) of any person accrued prior to the date it becomes a Subsidiary of such person or is merged into or consolidated with such person or any of its Subsidiaries or that person's assets are acquired by such person or any of its Subsidiaries shall be excluded,

        (c) any gains or losses of such person for such period attributable to Asset Sales net of related tax costs or tax benefits, as the case may be, shall be excluded and

        (d) all extraordinary gains or losses of such person for such period shall be excluded.

    "CONSOLIDATED NET WORTH" means, with respect to any person, at any date of determination, the sum of the Capital Stock and additional paid-in capital plus retained earnings (or minus accumulated deficit) of such person and its Subsidiaries on a consolidated basis, less amounts attributable to Redeemable Stock of such person, each item to be determined in conformity with GAAP (excluding the effects of

        (a) foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52 and

        (b) the application of Accounting Principles Board Opinions Nos. 16 and 17 and related interpretations).

    "CONSOLIDATED TANGIBLE ASSETS" means, with respect to any person, at any time, the total consolidated assets of such person less the consolidated assets of such person which constitute goodwill, in each case as set forth on such person's most recent balance sheet.
    "CREDIT FACILITY" means that certain amended and restated credit agreement dated as of June 22, 1998, by and among Big Flower Press, certain of its subsidiaries, Big Flower Holdings, certain financial institutions parties thereto and Bankers Trust Company and Credit Suisse First Boston, as agents providing for a revolving credit facility, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, supplemented, extended, renewed, refunded, refinanced, restructured or replaced from time to time (including, without limitation, any extension of maturity thereof, or the inclusion of additional borrowers or guarantors thereunder), in each case in whole or in part, whether by the same or any other lender or group of lenders.

    "CURRENCY AGREEMENT" means the obligations of any person pursuant to any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against fluctuations in currency values.

    "CURRENT EFFECTIVE CONSOLIDATED TAX RATE" means, with respect to any person for any period, cash income taxes paid or payable by such person for such period DIVIDED by the amount of income used in determining the amount of such cash income taxes paid or payable, in each case without giving effect to any gains on Asset Sales.

    "DESIGNATED SENIOR INDEBTEDNESS" means

        (a)  all Senior Indebtedness under the Credit Facility and

        (b) any Senior Indebtedness permitted under the Indenture having a principal amount of at least $15.0 million that is designated as "Designated Senior Indebtedness" by written notice from Big Flower Press to the Trustee.

    "8 7/8% NOTES" means the $350 million aggregate principal amount of Big Flower Press's 8 7/8% Senior Subordinated Notes due 2007.

    "EQUITY INTERESTS" means Capital Stock, warrants, options or other rights to acquire Capital Stock (but excluding any debt security which is convertible into, or exchangeable for, Capital Stock).

    "EXISTING INDEBTEDNESS" means Indebtedness of Big Flower Press and its Restricted Subsidiaries (other than Indebtedness under the Credit Facility) in existence on the Issue Date.

    "FIXED CHARGE COVERAGE RATIO" means, with respect to any person for any period, the ratio of Consolidated EBITDA for such person for such period to Consolidated Fixed Charges for such person for such period. For purposes of the foregoing computation, in calculating Consolidated EBITDA and Consolidated Fixed Charges,

        (a) the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio shall be assumed to have occurred on the first day of the four-quarter period for which the Fixed Charge Coverage Ratio is being determined, (the "Reference Period"),

        (b) any acquisition or divestiture of assets or the Capital Stock of any Subsidiary of such person (Restricted Subsidiary, in the case of Big Flower Press) which occurred during the Reference Period or subsequent to the Reference Period and prior to the date of the transaction referenced in clause (a) above, (the "Transaction Date") shall be assumed to have occurred on the first day of the Reference Period, excluding, in the case of an acquisition of assets or Capital Stock, any operating expense or cost reduction of such person or the person to be acquired which, in the good faith estimate of management, will be eliminated or realized, as the case may be, as a result of such acquisition, as if such acquisition of assets or Capital Stock (including the incurrence of any Indebtedness in connection with any such acquisition and the application of the proceeds thereof) took place on the first day of the Reference Period and as if the elimination of such operating expense and the realization of such cost reductions were achieved on the first day of the Reference Period; provided that the foregoing eliminations of operating expenses and realizations of cost reductions shall be of the types permitted to be given effect to in accordance with Article 11 of Regulation S-X under the Exchange Act as in effect on the Issue Date,

        (c) the incurrence of any Indebtedness during the Reference Period or subsequent to the Reference Period and on or prior to the Transaction Date and the application of the proceeds therefrom shall be assumed to have occurred on the first day of the Reference Period,

        (d) Consolidated Fixed Charges attributable to any Indebtedness (whether existing or being incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date had been the applicable rate for the entire period, unless such person or any of its Subsidiaries (Restricted Subsidiaries, in the case of Big Flower Press) is party to an Interest Rate Agreement which will remain in effect for the twelve-month period after the Transaction Date and which has the effect of fixing the interest rate on the date of computation, in which case such rate (whether higher or lower) shall be used and

        (e) there shall be excluded from Consolidated Fixed Charges any portion of such Consolidated Fixed Charges related to any amount of Indebtedness that was outstanding during or subsequent to the Reference Period but is not outstanding on the Transaction Date, except for Consolidated Fixed Charges actually incurred with respect to Indebtedness borrowed (as adjusted pursuant to clause (d)) under a revolving credit or similar arrangement to the extent the commitment thereunder remains in effect on the Transaction Date.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or in such other statements by such other entity as approved by a significant segment of the accounting profession which are in effect in the United States at the time and for the period as to which such accounting principles are to be applied; PROVIDED, HOWEVER, that for purposes of determining compliance with covenants in the Indenture, "GAAP" means such generally accepted accounting principles as in effect as of the Issue Date.

    "HOLDER" means a person in whose name a Note is registered. The holder of a Note will be treated as the owner of such Note for all purposes.

    "INDEBTEDNESS" means, with respect to any person, any indebtedness, in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof), or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement obligations with respect thereto) or representing the balance deferred and unpaid of the purchase price of any property (including pursuant to financing leases), if and to the extent any of the foregoing indebtedness would appear as a liability upon a balance sheet of such person prepared in accordance with GAAP (except that any such balance that constitutes a trade payable and/or an accrued liability arising in the ordinary course of business shall not be considered Indebtedness), and shall also include, to the extent not otherwise included, any Capital Lease Obligations, the maximum fixed repurchase price of any Redeemable Stock or preferred stock of any Subsidiary (Restricted Subsidiary, in the case of Big Flower Press) of such person (except, with respect to Big Flower Press, to the extent such Restricted Subsidiary guarantees the obligations under the Notes), indebtedness secured by a Lien to which the property or assets owned or held by such person are subject, whether or not the obligations secured thereby shall have been assumed, and guarantees of items that would be included within this definition to the extent of such guarantees (exclusive of whether such items would appear upon such balance sheet). For purposes of the preceding sentence, the maximum fixed repurchase price of any Redeemable Stock or preferred stock of any Restricted Subsidiary of such person which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Stock or such preferred stock as if such Redeemable Stock or such preferred stock were repurchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture; PROVIDED that if such Redeemable Stock or such preferred stock is not then permitted to be repurchased, the repurchase price shall be the book value of such Redeemable Stock or such preferred stock. The amount of Indebtedness of any person at any date shall be, in the case of Indebtedness of others secured by a Lien to which the property or assets owned or held by such person are subject, the lesser of the fair market value at such date of any asset subject to a Lien securing the Indebtedness of others and the amount of the Indebtedness secured.

    "INDEPENDENT FINANCIAL ADVISOR" means an accounting, appraisal, investment banking or consulting firm of nationally recognized standing that is, in the reasonable and good faith judgment of the board of directors of Big Flower Press, qualified to perform the task for which such firm has been engaged and disinterested and independent with respect to Big Flower Press and its Affiliates.

    "INTEREST EXPENSE" means, with respect to any person, for any period, the aggregate amount of interest in respect of Indebtedness (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and the net cost (benefit) associated with Interest Rate Agreements, and excluding amortization of deferred finance fees) and all but the principal component of rentals in respect of Capital Lease Obligations, paid, accrued or scheduled to be paid or accrued by such person during such period.

    "INTEREST RATE AGREEMENTS" means the obligations of any person pursuant to any interest rate swap agreement, interest rate collar agreement or other similar agreement or arrangement designed to protect such person or any of its Subsidiaries against fluctuations in interest rates.

    "INVESTMENT" means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of any person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities issued by any other person; in each case, other than as a result of the issuance of Capital Stock of such person or the delivery of Capital Stock of such person's direct or indirect parent. For the purposes of the "LIMITATION ON RESTRICTED PAYMENTS" covenant:

        (a) "Investment" shall include and be valued at the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary and

        (b) the amount of any Investment shall be the original cost of such Investment plus the cost of all additional Investments by Big Flower Press or any of its Restricted Subsidiaries, without any adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment, reduced by the payment of dividends or distributions (including tax sharing payments) in connection with such Investment to the extent such distribution constitutes a return on capital in accordance with GAAP; PROVIDED, HOWEVER, that in the case of an Investment in an Unrestricted Subsidiary, Big Flower Press may elect to include such cash payments (in whole or in part) in Adjusted Consolidated Net Income and not as a reduction in the carrying value of the Investment in such Unrestricted Subsidiary (whether or not in accordance with GAAP), such election to be made prior to the making of a Restricted Payment based upon such dividend or distribution.

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
    "ISSUE DATE" means December 9, 1998.

    "LIEN" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

    "MATURITY DATE" means, when used with respect to any Note, the date specified in such Note as the fixed date on which the final installment of principal of such Note is due and payable (in the absence of any acceleration thereof pursuant to provisions of the Indenture regarding acceleration of Indebtedness or any Net Proceeds Offer or Change of Control Offer).

    "NET PROCEEDS" means, with respect to any Asset Sale, the aggregate amount of U.S. Legal Tender (including any cash received by way of deferred payment pursuant to a note receivable issued in connection with such Asset Sale, other than the portion of such deferred payment constituting interest, and including any amounts received as disbursements or withdrawals from any escrow or similar account established in connection with any such Asset Sale, but, in each such case, only as and when so received) received by Big Flower Press or any of its Restricted Subsidiaries in respect of such Asset Sale, net of

        (a) the cash expenses of such sale (including, without limitation, the payment of principal, premium, if any, and interest on Indebtedness required to be paid as a result of such Asset Sale (other than pursuant to the "LIMITATION ON ASSET SALE" covenant) and legal, accounting and investment banking fees and sales commissions),

        (b)  taxes paid or payable as a result thereof,

        (c) any portion of cash proceeds which Big Flower Press determines in good faith should be reserved for post-closing adjustments, it being understood and agreed that on the day that all such post-closing adjustments have been determined, the amount (if any) by which the reserved amount in respect of such Asset Sale exceeds the actual post-closing adjustments payable by Big Flower Press or any of its Subsidiaries shall constitute Net Proceeds on such date and

        (d) any relocation expenses and pension, severance and shutdown costs incurred as a result thereof.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

    "PERMITTED INVESTMENTS" means:

        (a)  cash or Cash Equivalents,

        (b) investments that are in persons (including Unrestricted Subsidiaries) who derive substantial revenues from operations similar or ancillary to the business of Big Flower Press or its Restricted Subsidiaries as conducted at the time of such Investment and that have the purpose of furthering the operations of Big Flower Press and its Restricted Subsidiaries; PROVIDED that Investments of the type described in this clause
    (b) shall not exceed $25.0 million at any one time outstanding in the case of persons which are not Restricted Subsidiaries or which do not in connection with such Investment become a Restricted Subsidiary,

        (c) advances to employees and officers of Big Flower Press and its Subsidiaries not in excess of $1.0 million at any one time outstanding,

        (d) loans to employees, officers and directors of Big Flower Press and its Subsidiaries to finance the purchase of Equity Interests in Big Flower Press,

        (e) accounts receivable created or acquired in the ordinary course of business,

        (f) obligations or shares of Capital Stock received in connection with any good faith settlement or bankruptcy proceeding involving a claim relating to a Permitted Investment,

        (g) Currency Agreements and Interest Rate Agreements and other similar agreements designed to hedge against fluctuations in foreign exchange rates and interest rates entered into in the ordinary course of business in connection with the operation of Big Flower Press's or its Restricted Subsidiaries' businesses and

        (h) agreements designed to hedge against fluctuations in the cost of raw materials entered into in the ordinary course of business in connection with the operation of Big Flower Press's and its Restricted Subsidiaries' business ("Raw Material Hedge Agreements").

        "PERMITTED LIEN" means:

        (a) Liens for taxes, assessments, governmental charges or claims not yet due or which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;
        (b) statutory Liens of landlords and carriers', warehousemen's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business, deposits made to obtain the release of such Liens, and with respect to amounts not yet delinquent for a period of more than 60 days or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made therefor;

        (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

        (d) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory obligations, surety and appeal bonds, government contracts, performance and return of money bonds and other obligations of a like nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

        (e) easements, rights-of-way, zoning or other restrictions, minor defects or irregularities in title and other similar charges or encumbrances not interfering in any material respect with the business of Big Flower Press or any of its Restricted Subsidiaries incurred in the ordinary course of business;

        (f) Liens (including extensions, renewals and replacements thereof) upon real or tangible personal property acquired after the date of the Indenture whether or not such Lien existed on the date of acquisition of such property; PROVIDED that

            (1) any such Lien is created solely for the purpose of securing Indebtedness representing, or incurred to finance, refinance or refund, the cost (including the cost of construction) of the item of property subject thereto,

            (2) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost,

            (3) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item and

            (4) the incurrence of such Indebtedness is permitted by the "LIMITATION ON ADDITIONAL INDEBTEDNESS" covenant;

        (g) Liens securing reimbursement obligations with respect to letters of credit which encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

        (h) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

        (i) judgment and attachment Liens not giving rise to an Event of Default;

        (j) leases or subleases granted to others not interfering in any material respect with the business of Big Flower Press or any of its Restricted Subsidiaries;

        (k) Liens encumbering customary initial deposits and margin deposits, and other Liens incurred in the ordinary course of business and which are within the general parameters customary in the industry, in each case securing Indebtedness under Interest Rate Agreements, Currency Agreements and Raw Material Hedge Agreements;

        (l) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of Big Flower Press or its Subsidiaries;

        (m) Liens arising out of consignment or similar arrangements for the sale of goods entered into by Big Flower Press or any of its Restricted Subsidiaries in the ordinary course of business of Big Flower Press and its Restricted Subsidiaries;
        (n) any interest or title of a lessor in the property subject to any Capital Lease Obligations or operating lease;

        (o) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

        (p) Liens permitted or required by the Credit Facility as in effect on the Issue Date;

        (q) Liens securing Senior Indebtedness and Liens on assets of Restricted Subsidiaries securing Indebtedness of such Restricted Subsidiaries;
        (r) Liens between Big Flower Press and any Restricted Subsidiary or between Restricted Subsidiaries;
        (s) Liens on assets of Restricted Subsidiaries securing letters of credit issued in the ordinary course of business of such Restricted Subsidiaries;
        (t) additional Liens at any one time outstanding with respect to assets of Big Flower Press and its Restricted Subsidiaries the fair market value of which does not exceed $15.0 million on the date of determination;

        (u) Liens existing on the Issue Date and any extensions, renewals or replacements thereof;

        (v)  Liens deemed to arise from the A/ R Securitization; and

        (w) the Lien granted to the any trustee under the Indenture and any substantially equivalent Lien granted to any trustee or similar institution under any indenture for Indebtedness permitted by the terms of the indenture.

    "QUALIFIED PREFERRED STOCK" means preferred stock of Big Flower Press that is designated as such pursuant to clause (b) or (d) of the second paragraph of the "LIMITATION ON RESTRICTED PAYMENTS" covenant.

    "REDEEMABLE STOCK" means any Equity Interest which, by its terms (or by terms of any security into which it is convertible or for which it is exchangeable before the stated maturity of the Notes), or upon the happening of any event, matures or is mandatorily redeemable (other than for Capital Stock not constituting Redeemable Stock), in whole or in part, prior to the Maturity Date, or is, by its terms or upon the happening of any event, redeemable at the option of the holder thereof, in whole or in part, at any time prior to the Maturity Date, except for Equity Interests of Big Flower Press issued to employees, officers and directors of Big Flower Press and its Subsidiaries pursuant to agreements containing provisions for the repurchase of such Equity Interest upon death, disability or termination of employment or directorship of such persons, provided that any Equity Interest that is considered to be Redeemable Stock solely because it is redeemable upon the occurrence of the same events that would require a redemption or repurchase of the Notes shall not be deemed to be Redeemable Stock, provided, further, that such Equity Interest is not convertible or exchangeable into debt.

    "RESTRICTED SUBSIDIARY" means any Subsidiary of Big Flower Press which at the time of determination is not an Unrestricted Subsidiary. The Board of Directors of Big Flower Press may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if, immediately after giving effect to such designation, Big Flower Press could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "LIMITATION ON ADDITIONAL INDEBTEDNESS" covenant (without giving effect to clauses (a) through (p) of the second paragraph thereof), on a PRO FORMA basis taking into account such designation.

    "SENIOR INDEBTEDNESS" means any Indebtedness permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include:

        (a) Indebtedness that is expressly subordinate or junior in right of payment to any Indebtedness of Big Flower Press,
        (b)  Indebtedness that is represented by Redeemable Stock,
        (c) any liability for Federal, state, local or other taxes owed or owing by Big Flower Press,
        (d) Indebtedness of Big Flower Press to any Subsidiary of Big Flower Press,

        (e)  trade payables and

        (f) Indebtedness that is incurred in violation of the Indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this definition if the holder(s) of such obligation or their representative or Big Flower Press shall have furnished to the Trustee an opinion of counsel unqualified in all material respects, addressed to the Trustee (which legal counsel may, as to matters of fact, rely upon an officers' certificate of Big Flower Press) to the effect that the incurrence of such Indebtedness does not violate the provisions of the Indenture).

    "SIGNIFICANT RESTRICTED SUBSIDIARY" means any Restricted Subsidiary which accounted for more than 10% of Big Flower Press's Consolidated Tangible Assets or more than 10% of Big Flower Press' consolidated revenues or more than 10% of Big Flower Press' Consolidated EBITDA, in each case as of the end of Big Flower Press's most recent fiscal year.

    "SUBSIDIARY" with respect to any person, means:

        (a) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such person or

        (b) any other person of which at least a majority of the voting interest under ordinary circumstances is at such time, directly or indirectly, owned by such person.

    "UNRESTRICTED SUBSIDIARY" means:

        (a) any Subsidiary of Big Flower Press which at the time of determination is an Unrestricted Subsidiary and

        (b) any Subsidiary of an Unrestricted subsidiary. The Board of Directors of Big Flower Press may designate any Subsidiary of Big Flower Press (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary, unless such Subsidiary owns any Capital Stock of, or owns, or holds any Lien on, any property of, any other Subsidiary of Big Flower Press which is not a Subsidiary of the Subsidiary to be so designated; PROVIDED that (a) Big Flower Press certifies that such designation complies with the "LIMITATION ON RESTRICTED PAYMENTS" covenant and (b) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of Big Flower Press or any of its Restricted Subsidiaries. The Board of Directors of Big Flower Press may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if, immediately after giving effect to such designation, Big Flower Press could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the "LIMITATION ON ADDITIONAL INDEBTEDNESS" covenant (without giving effect to clauses (a) through (p) of the second paragraph thereof) on a PRO FORMA basis taking into account such designation.

                         BOOK-ENTRY; DELIVERY AND FORM

    The exchange notes initially will be represented by one or more permanent global certificates in definitive, fully registered form (the "Global notes"). The Global notes will be deposited upon issuance with The Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.
    THE GLOBAL NOTE.  We expect that pursuant to procedures established by DTC
(a) upon the issuance of the Global notes, DTC or its custodian will credit, on its internal system, the principal amount of exchange notes of the individual beneficial interests represented by such Global notes to the respective accounts of persons who have accounts with such depositary and (b) ownership of beneficial interests in the Global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the Global notes will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants.
    So long as DTC, or its nominee, is the registered owner or holder of the exchange notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such Global notes for all purposes under the indenture. No beneficial owner of an interest in the Global notes will be able to transfer that interest except in accordance with DTC's procedures, in addition to those provided for under the indenture with respect to the exchange notes.

    Payments of the principal of, premium, if any, and interest, including Additional Interest, on, the Global notes will be made to DTC or its nominee as the registered owner of the notes. None of Big Flower Press, the trustee or any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

    We expect that DTC or its nominee, upon receipt of any payment of principal, any premium, if any, any interest (including Additional Interest) on the Global notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way through DTC's same-day funds system in accordance with DTC rules and will be settled in same-day funds.

    DTC has advised us that it will take any action permitted to be taken by a holder of exchange notes, including the presentation of exchange notes for exchange as described below, only at the direction of one or more participants to whose account the DTC interests in the Global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the indenture, DTC will exchange the Global notes for certificated securities, which it will distribute to its participants.

    DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither Big Flower Press nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED SECURITIES. If DTC is at any time unwilling or unable to continue as a depositary for the global note and a successor depositary is not appointed by us within 90 days, certificated securities will be issued in exchange for the global notes.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The exchange of private notes for exchange notes will not be treated as a taxable transaction for United States Federal income tax purposes because the terms of the exchange notes will not be considered to differ materially in kind or in extent from the terms of the private notes. Rather, the exchange notes received by a holder of private notes will be treated as a continuation of such holder's investment in the private notes. As a result, there will be no material United States Federal income tax consequences to holders exchanging private notes for exchange notes.

    PERSONS CONSIDERING THE EXCHANGE OF THE PRIVATE NOTES FOR EXCHANGE NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX CONSEQUENCES ARISING UNDER STATE, LOCAL, OR FOREIGN LAWS OF SUCH AN EXCHANGE.

                              PLAN OF DISTRIBUTION

    We are not using any underwriters for this exchange offer. We are also bearing the expenses of the exchange.

    This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of any exchange notes received in exchange for private notes acquired by such broker-dealer as a result of market-making or other trading activities. Each such broker-dealer that receives exchange notes for its own account in exchange for such private notes pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. We have agreed that for a period of up to 180 days after the registration statement is declared effective, we will make this prospectus, as amended or supplemented, available to any such broker-dealer that requests copies of this prospectus in the letter of transmittal for use in connection with any such resale.

    We will not receive any proceeds from any sale of exchange notes by broker-dealers or any other persons. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions or through the writing of options on the exchange notes, or a combination of such methods of resale, at market prices prevailing at the time of resale or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer in exchange for private notes acquired by such broker-dealer as a result of market-making or other trading activities and any broker-dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act. Any profit on these resales of exchange notes and any commissions or concessions received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    We have agreed to pay all expenses incident to our performance of, or compliance with, the registration rights agreement and will indemnify the holders of private notes, including any broker-dealers, and certain parties related to these holders, against various liabilities, including liabilities under the Securities Act.

                         VALIDITY OF THE EXCHANGE NOTES

    The validity of the exchange notes will be passed upon for us by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

    The financial statements and related financial schedules incorporated in this prospectus by reference from Big Flower Press' Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, and other information with the SEC jointly with Big Flower Holdings. Big Flower Holdings also files proxy statements with the SEC. These filings are available to the public at prescribed rates at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. These filings are available to the public over the Internet at the SEC's web site located at http://www.sec.gov.

    The common stock of Big Flower Holdings is traded on The New York Stock Exchange. Reports and other information concerning Big Flower Press and Big Flower Holdings can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    Market data used throughout this prospectus was obtained from industry publications and our internal estimates. While we believe this information is reliable, its accuracy has not been independently verified and cannot be guaranteed.

    The SEC allows us to incorporate into this prospectus information that we have filed with it or will file in the future. This means that we can disclose important information to you by referring you to our SEC filings. We are incorporating the Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on March 31, 1999, of Big Flower Press (File No. 1-4084) and its parent company, Big Flower Holdings (File No. 0-29474):

    Information that we file later with the SEC will automatically update and supersede the information in this prospectus. That is why we are also incorporating into this prospectus any future filings of Big Flower Press and Big Flower Holdings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.


    Copies of all documents incorporated by reference will be provided to you, upon request, at no cost from Big Flower Press Holdings, Inc., 3 East 54th Street, New York, New York 10022, Attention: Irene B. Fisher, Esq., telephone:
(212) 521-1600. In order to ensure timely delivery of the documents, any request should be made at least five days prior to the expiration of this exchange offer on May 14, 1999.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    THIS PROSPECTUS AND THE INCORPORATED DOCUMENTS CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933. YOU CAN FIND DISCUSSIONS CONTAINING FORWARD-LOOKING STATEMENTS IN THE "SUMMARY," AS WELL AS WITHIN THIS PROSPECTUS GENERALLY. WE USE THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS," "ESTIMATES," "PLANS," "INTENDS" AND SIMILAR EXPRESSIONS SO AS TO IDENTIFY FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THERE MAY BE EVENTS IN THE FUTURE THAT WE ARE NOT ACCURATELY ABLE TO PREDICT, OR OVER WHICH WE HAVE NO CONTROL. SOME FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER FROM PROJECTED RESULTS ARE:

    - FLUCTUATIONS IN THE COST OF RAW MATERIALS USED BY BIG FLOWER PRESS,

    - CHANGES IN THE ADVERTISING, MARKETING AND INFORMATION SERVICES MARKETS,

    - THE FINANCIAL CONDITION OF OUR CUSTOMERS,

    - THE GENERAL CONDITION OF THE UNITED STATES AND OTHER ECONOMIES,

    - THE AVAILABILITY OF QUALIFIED PERSONNEL AND OTHER INFORMATION TECHNOLOGY RESOURCES, AND

    - CHANGES IN INTEREST AND FOREIGN CURRENCY EXCHANGE RATES.

    FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, OUR EXPECTATION AS TO WHEN WE WILL COMPLETE THE REMEDIATION AND TESTING PHASES OF OUR YEAR 2000 PROGRAM AS WELL AS OUR YEAR 2000 CONTINGENCY PLANS, OUR ESTIMATED COST OF ACHIEVING YEAR 2000 READINESS AND OUR BELIEF THAT OUR INTERNAL SYSTEMS AND EQUIPMENT WILL BE YEAR 2000 COMPLIANT IN A TIMELY MANNER.

    FACTORS WHICH MAY AFFECT OUR YEAR 2000 READINESS INCLUDE, BUT ARE NOT LIMITED TO,

    - THE ABILITY TO IDENTIFY AND REMEDIATE ALL DATE SENSITIVE LINES OF COMPUTER CODE BEFORE THE YEAR 2000,

    - THE ABILITY TO REPLACE EMBEDDED COMPUTER CHIPS IN SYSTEMS OR EQUIPMENT AFFECTED BY ANY PROBLEMS ASSOCIATED WITH THE YEAR 2000, AND

    - THE ACTIONS OF GOVERNMENT AGENCIES OR OTHER THIRD PARTIES WITH RESPECT TO YEAR 2000 ISSUES.

    CONSEQUENTLY, YOU SHOULD ONLY REGARD FORWARD-LOOKING STATEMENTS AS OUR CURRENT PLANS, ESTIMATES AND BELIEFS. WE DO NOT PROMISE TO NOTIFY YOU IF WE LEARN THAT OUR ASSUMPTIONS OR PROJECTIONS ARE WRONG FOR ANY REASON. BEFORE YOU DECIDE TO EXCHANGE YOUR NOTES, YOU SHOULD BE AWARE THAT THE FACTORS WE DISCUSS IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS COULD CAUSE OUR ACTUAL RESULTS TO DIFFER FROM ANY FORWARD-LOOKING STATEMENTS.

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--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. NEITHER THE MAKING OF THE EXCHANGE OFFER PURSUANT TO THIS PROSPECTUS NOR THE ACCEPTANCE OF PRIVATE NOTES FOR SURRENDER FOR EXCHANGE PURSUANT THERETO SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF BIG FLOWER PRESS SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

EACH BROKER-DEALER WHO HOLDS PRIVATE NOTES ACQUIRED FOR ITS OWN ACCOUNT AS A RESULT OF MARKET-MAKING OR OTHER TRADING ACTIVITIES AND WHO RECEIVES EXCHANGE NOTES FOR ITS OWN ACCOUNT IN EXCHANGE FOR SUCH PRIVATE NOTES PURSUANT TO THE EXCHANGE OFFER MUST DELIVER A COPY OF THIS PROSPECTUS IN CONNECTION WITH ANY RESALE OF SUCH EXCHANGE NOTES.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Summary.........................................          1
Risk Factors....................................         10
Use of Proceeds.................................         16
Capitalization..................................         17
The Exchange Offer..............................         17
Description of the Credit Facility..............         25
Description of the 8 7/8% Notes.................         26
Description of the Exchange Notes...............         27
Book-Entry; Delivery and Form...................         55
Certain United States Federal Income Tax
  Considerations................................         56
Plan of Distribution............................         57
Validity of the Exchange Notes..................         57
Experts.........................................         57
Where You Can Find More Information.............         58
Special Note Regarding Forward-Looking
  Statements....................................         59

                                BIG FLOWER PRESS
                                 HOLDINGS, INC.
                               OFFER TO EXCHANGE
                                  $250,000,000
                        8 5/8% SENIOR SUBORDINATED NOTES
                                    DUE 2008
                        FOR ALL OUTSTANDING UNREGISTERED
                        8 5/8% SENIOR SUBORDINATED NOTES
                                    DUE 2008


                                     [LOGO]

                                 -  April 9, 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the General Corporation Law of the State of Delaware empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

    The Bylaws contain provisions that provide for indemnification of officers and directors and their heirs and distributees to the fullest extent permitted by, and in the manner permissible under, the General Corporation Law of the State of Delaware.

    As permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, Big Flower Press' Certificate of Incorporation contains a provision eliminating the personal liability of a director to Big Flower Press or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

    Big Flower Press maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.
    Pursuant to the Registration Rights Agreement, Big Flower Press has agreed to indemnify holders of registrable notes against certain liabilities. Also pursuant to the Registration Rights Agreement, Big Flower Press and certain broker-dealers, including certain persons associated with such broker-dealers, have agreed to indemnify each other against certain liabilities.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES


       (a) Exhibits

      4.1  Form of Exchange Note (included in exhibit 4.2)
      4.2  Indenture, dated as of December 9, 1998 (the "indenture"), between Big Flower Press
           Holdings, Inc., as Issuer, and State Street Bank and Trust Company, as trustee**
      4.3  Registration Rights Agreement, dated as of December 9, 1998, between Big Flower
           Press and BT Alex. Brown Incorporated, Chase Securities Inc. and Goldman, Sachs &
           Co.**
      5.1  Opinion of Sullivan & Cromwell regarding the validity of the exchange notes*
     12.1  Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock
           Dividends**
     23.1  Consent of Sullivan & Cromwell (included in Exhibit 5.1)
     23.2  Consent of Deloitte & Touche LLP*
     24.1  Power of Attorney**
     25.1  Statement of Eligibility of State Street Bank and Trust Company, as trustee**
     99.1  Form of Letter of Transmittal*
     99.2  Form of Notice of Guaranteed Delivery*
     99.3  Form of Exchange Agent Agreement*


------------------------

*   Filed herewith


**  Previously filed


ITEM 22. UNDERTAKINGS

    1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    2. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being offered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    3. The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    4. The undersigned registrant hereby undertakes:

    (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    (ii) That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof;

    (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unexchanged at the termination of the offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act, the registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 9, 1999.


                                              BIG FLOWER PRESS HOLDINGS, INC.

                                              By:        /s/ R. THEODORE AMMON
                                                         --------------------------------------
                                                         R. Theodore Ammon
                                                         Chairman

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

    /s/ R. THEODORE AMMON       Chairman and Director
------------------------------    (Principal Executive          April 9, 1999
      R. Theodore Ammon           Officer)

              *                 President, Chief Executive
------------------------------    Officer and Director          April 9, 1999
       Edward T. Reilly

                                Executive Vice President
              *                   and
------------------------------    Chief Financial Officer       April 9, 1999
      Richard L. Ritchie          (Principal Financial and
                                  Accounting Officer)

              *                 Director
------------------------------                                  April 9, 1999
       Mark A. Angelson



*By:    /s/ R. THEODORE AMMON
      -------------------------
          R. Theodore Ammon
         (Attorney in fact)

                                 EXHIBIT INDEX


  EXHIBIT
    NO.                                                     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------

       4.1   Form of Exchange Note (included in Exhibit 4.2)

       4.2   Indenture, dated as of December 9, 1998 (the "indenture"), between Big Flower Press Holdings, Inc., as
             Issuer, and State Street Bank and Trust Company, as trustee**

       4.3   Registration Rights Agreement, dated as of December 9, 1998, between Big Flower Press and BT Alex. Brown
             Incorporated, Chase Securities Inc. and Goldman, Sachs & Co.**

       5.1   Opinion of Sullivan & Cromwell regarding the validity of the exchange notes*

      12.1   Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends**

      23.1   Consent of Sullivan & Cromwell (included in Exhibit 5.1)

      23.2   Consent of Deloitte & Touche LLP*

      24.1   Power of Attorney**

      25.1   Statement of Eligibility of State Street Bank and Trust Company, as trustee**

      99.1   Form of Letter of Transmittal*

      99.2   Form of Notice of Guaranteed Delivery*

      99.3   Form of Exchange Agent Agreement*


------------------------

*   Filed herewith


**  Previously filed